DUNDEE CORPORATION

Management’s Discussion and Analysis

Dundee Corporation (the “Company” or “Dundee Corporation” or “we”) is primarily a holding company that, through a variety of business activities and investments, is dedicated to wealth management, real estate and resources.  Certain of these activities are carried out directly, through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings.  Dundee Corporation’s portfolio investment holdings include publicly listed and private companies in a variety of sectors, as well as investments in highly liquid securities such as mutual funds.  The Company is listed on the Toronto Stock Exchange (TSX:DC.A and DC.PR.A).

This interim Management’s Discussion and Analysis has been prepared with an effective date of November 13, 2007 and provides an update on matters discussed in, and should be read in conjunction with the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2006.  Financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and all amounts are in Canadian dollars, unless otherwise specified.

OPERATING SEGMENTS AND SIGNIFICANT INVESTMENTS

Wealth Management

The wealth management segment consists of the operations of our subsidiary, DundeeWealth Inc. (formerly Dundee Wealth Management Inc.) (“DundeeWealth”) (www.dundeewealth.com). DundeeWealth is a Canadian owned diversified wealth management company that creates innovative asset management, alternative investments and provides investment solutions.  In addition, DundeeWealth provides capital markets and advisory services to financial advisors, institutions, corporations, and foundations and provides retail banking services through financial advisors.  Our ownership interest in DundeeWealth is 45% at September 30, 2007.

International banking activities are carried out through The Dundee Bank, which is located in the Cayman Islands.

Real Estate

The real estate segment includes the operations of our 77% interest in Dundee Realty Corporation (“Dundee Realty”), a company which manages approximately $5 billion of Canadian commercial real estate and operates a land and housing business in Canada and the United States.  Activities are supplemented by a portfolio of select income generating properties owned directly by Dundee Realty, and by our 18% interest in Dundee REIT (www.dundeereit.com).

Resources

Activities in our resources segment are carried out through Dundee Resources Limited (“Dundee Resources”), a wholly owned subsidiary, and our 51% interest in Eurogas Corporation (“Eurogas”) (www.eurogascorp.com), an oil and gas company that plans to carry out exploration, development, and natural gas storage activities and has interests in Spain and Tunisia.  The resources segment also includes our 21% interest in Dundee Precious Metals Inc. ("Dundee Precious") (www.dundeeprecious.com), our 24% interest in Breakwater Resources Ltd. ("Breakwater") (www.breakwater.ca) and our interests in Corona Gold Corporation (“Corona”) and Valdez Gold Corporation (“Valdez”), all of which are accounted for by the equity method.

Other Investments and Corporate Costs

Our remaining investments and the operating results therefrom have been included in the other investments and corporate costs segment.  These investments include both publicly traded and private companies in a variety of sectors as well as highly liquid securities such as mutual funds.  This segment also includes general corporate overhead costs and interest.

Significant Investments

The following table lists the more significant investments in our portfolio as at September 30, 2007, including our percentage ownership interest, the accounting treatment used to account for our investment, the book value of the investment at September

DUNDEE CORPORATION

30, 2007 (other than for consolidated subsidiaries), and the market values for investments that are publicly listed securities, determined using quoted trading prices.

(in thousands of dollars except percentage amounts)
	Period end %	Accounting	Book	Market
Investment Holding	Owned	Treatment	Value	Value
Wealth Management Segment
DundeeWealth Inc. (a)	45%	Consolidation	N/A	$ 1,190,405
Real Estate Segment
Dundee Realty Corporation	77%	Consolidation	N/A	N/A
Dundee Real Estate Investment Trust (b)	18%	Equity	$ 95,777	128,868
Resources Segment
Eurogas Corporation	51%	Consolidation	N/A	72,084
Dundee Precious Metals Inc.	21%	Equity	97,253	104,301
Breakwater Resources Ltd.	24%	Equity	79,739	309,715

(a)     As a result of DundeeWealth’s equity issuances during 2007, our interest was diluted from 62.9% at December 31, 2006 to approximately 45.3% at September 30, 2007 and, in accordance with Canadian GAAP, we were considered to have disposed of approximately 28% of our investment in DundeeWealth. The Company maintains an approximate 60%  voting interest in DundeeWealth and continues to consolidate the results of DundeeWealth in its financial statements.

 (b)

Our interest in Dundee Real Estate Investment Trust (“Dundee REIT”) is primarily held through units of Dundee Properties Limited Partnership (“DPLP”) which are convertible, at the Company’s option, into publicly traded units of Dundee REIT on a one-for-one basis.  Market value of Dundee REIT as at September 30, 2007 is net of our obligation to deliver approximately 0.36 million Dundee REIT units pursuant to the terms of our Exchangeable Debentures (see “Corporate Debt”).

CONSOLIDATED RESULTS OF OPERATIONS

Nine months ended September 30, 2007 compared with the nine months ended September 30, 2006

Consolidated Net Earnings

Net earnings for the nine months ended September 30, 2007 were $246 million or $3.27 per share compared with $57.9 million or $0.77 per share in the same period of 2006.  Dilution gains in the first nine months of 2007 were $134 million resulting primarily from the issuance of shares by DundeeWealth.

As discussed further in this report, net earnings include a net gain from discontinued operations of $22.4 million representing $0.30 per share.  Discontinued operations reflect a loss of $74.8 million from the disposition by DundeeWealth of its banking subsidiary, offset by a $97.1 million gain representing our share of Dundee REIT’s gain from the sale of its western Canadian properties reported as discontinued operations.

Net earnings from continuing operations were $223.6 million or $2.97 per share in the first nine months of 2007 compared with $55.8 million or $0.74 per share in the same period of 2006.

(in thousands of dollars)
		Nine Months
For the period ended September 30,	2007	2006
Wealth management	$ 49,536	$ 34,877
Real estate	90,109	45,261
Resources	16,058	31,586
Other investments and corporate costs	8,048	(28,044)
Intersegment	2,454	2,454
	166,205	86,134
Dilution gains from consolidated subsidiaries	134,466	3,260
Income taxes	(77,117)	(33,635)
Net earnings from continuing operations	223,554	55,759
Loss from discontinued operations, net of tax and non-controlling interest	(74,768)	(2,838)
Share of earnings of discontinued operations of Dundee REIT, net of tax	97,136	4,932
	$ 245,922	$ 57,853

On September 28, 2007, DundeeWealth disposed of its wholly owned subsidiary, Dundee Bank, to The Bank of Nova Scotia (“Scotiabank”) for proceeds of $260 million.  Results of Dundee Bank to the date of sale, and the associated loss on sale, adjusted for non-controlling interest, including a write-down of non-bank sponsored asset backed commercial paper (“ABCP”), have been reported as loss from discontinued operations of $74.8 million.  In a related transaction, Scotiabank invested $348.3 million in

DUNDEE CORPORATION

DundeeWealth to acquire 0.3 million common shares and 27 million non-voting special shares Series F from treasury, representing an 18% interest in DundeeWealth, which resulted in the Company recording a dilution gain of $73 million.

Dilution gains for the nine month period in 2007 also include $56 million recognized from the issuance of shares by DundeeWealth to acquire the non-controlling interest in its subsidiary in February 2007.  DundeeWealth purchased the 16.3% non-controlling interest for an aggregate purchase price of $331.0 million, including $154.5 million in cash, the issuance of 11 million common shares from its treasury and transaction costs of $0.6 million.

While revenues and assets under management have continued to increase in DundeeWealth, the current reporting period also includes the results of new business initiatives for which there is no comparable record of results.  One-time costs attached to these new business initiatives, together with increased compensation costs resulting from the hiring of new personnel during the period, largely in the IT and capital markets area of DundeeWealth, resulted in increased expenses during the period.  In the first nine months of 2007, earnings before taxes from continuing operations in our wealth management division increased to $49.5 million from $34.9 million in the same period of 2006, predominantly as a result of increased revenues and earnings in the investment management division as a result of higher average AUM.

Net earnings from our real estate segment increased to $187.2 million for the first nine months of 2007 from $50.2 million in the same period of 2006, including $97 million that has been reflected as discontinued operations in our financial statements as they reflect the operations and gain on properties that were sold as further described below.  Real estate contribution margins from land and housing activities increased to $84 million in the first three quarters of 2007 compared with $34 million in the same period of the prior year.

In the third quarter of 2007, Dundee REIT sold its Eastern real estate portfolio to GE Real Estate for proceeds of $2.3 billion, including cash proceeds of $1.4 billion, resulting in our reporting our share of the gain on disposition of $97 million.  The proceeds of sale were used by Dundee REIT to redeem 29.9 million of its outstanding units.  We received $183 million on the redemption of 3,873,594 of our units, however, as a result of the transaction, our ownership interest ended up increasing from 16.04% at June 30, 2007 to 17.64% at September 30, 2007.

Operating earnings before income taxes from our resources segment were $16.1 million in the first three quarters of 2007 compared with $31.6 million in the same period of 2006.  Equity earnings, primarily from our investments in Dundee Precious and Breakwater, decreased to $20.5 million in the first three quarters of the current year compared with $30.8 million in the same period of the prior year.

DUNDEE CORPORATION

Consolidated Earnings Per Share

Earnings available to the holders of Class A subordinate shares (“Subordinate Shares”) and Class B common shares from continuing operations were $2.97 per share in the nine months ended September 30, 2007 compared to $0.74 per share in the same period of 2006.

(in thousands of dollars, except weighted average number of shares outstanding and per share amounts)
		Three Months		Nine Months
For the three and nine months ended September 30,	2007	2006	2007	2006
Net earnings available to Subordinate Shareholders and Class B Shareholders
Continuing operations	$ 108,567	$ 2,976	$ 223,554	$ 55,759
Discontinued operations	$ 23,542	$ 324	$ 22,368	$ 2,094

Weighted average number of shares outstanding	75,469,625	75,252,415	75,368,221	75,144,324

Basic earnings per share
Continuing operations	$ 1.44	$ 0.04	$ 2.97	$ 0.74
Discontinued operations	$ 0.31	$ 0.00	$ 0.30	$ 0.03
Basic earnings per share	$ 1.75	$ 0.04	$ 3.27	$ 0.77

Effect of dilutive securities to available net earnings
Continuing operations	$ 1,198	$ (54)	$ 359,100	$ (1,699)
Discontinued operations	$ 7,758	$ 130	$ 771,100	$ 310

Effect of dilutive securities to weighted average number of shares outstanding	10,957,366	2,510,650	11,503,111	2,666,895

Diluted earnings per share
Continuing operations	$ 1.27	$ 0.04	$ 2.61	$ 0.69
Discontinued operations	$ 0.36	$ 0.00	$ 0.35	$ 0.03
Diluted earnings per share	$ 1.63	$ 0.04	$ 2.96	$ 0.72

Corporate Investments and Equity Accounted Investments

Available-for-Sale Securities

In previous years, our corporate investment portfolio consisted of both equity accounted investments and investments carried at cost.  Beginning January 1, 2007 and in accordance with new accounting standards (see “Changes in Accounting Policies”), investments previously carried at cost are now identified as available-for-sale securities and are carried on our balance sheet at fair value, with changes in unrealized gains and losses recorded as other comprehensive income.

(in thousands of dollars)
Available-for-Sale Securities
Corporate Investments
Corporate investments as at December 31, 2006	$ 154,158
Unrealized gains in available-for-sale securities, December 31, 2006	33,831
Market value of available-for-sale securities as at December 31, 2006	187,989
Transactions for the nine months ended September 30, 2007
New investments	553,855
Cost of investments sold	(41,847)
Other transactions	(3,772)
Other than temporary decline in investments, discontinued operations	(57,600)
Changes in unrealized gains in available-for-sale securities, September 30, 2007	(22,789)
Market value of available-for-sale securities as at September 30, 2007	$ 615,836

In the first nine months of 2007, we invested cash of $553.9 million in our available-for-sale investment portfolio and we received proceeds of $41.8 million on the sale of certain of our investment holdings.

The significant increase in available-for-sale securities included the purchase of ABCP by DundeeWealth from Dundee Bank for $399.4 million during the quarter, as well as the seed investment in a portfolio of collateralized loan obligations for approximately $117 million.

DUNDEE CORPORATION

Equity Accounted Investments

Our equity accounted investments are now separately identified on our consolidated balance sheet, although we continue to account for these investments using the equity method of accounting.  Each of our equity accounted investee companies have independently adopted the new standards for financial instruments which may have resulted in their own reporting of other comprehensive income.  To the extent that our equity accounted investees have reported other comprehensive income, we have recorded our proportionate share through an increase or decrease in our own other comprehensive income.

(in thousands of dollars)
Equity Accounted
Investments
Carrying value of equity accounted investments, December 31, 2006	$ 321,343
Adjustments to opening retained earnings relating to equity accounted investees	1,501
Share of unremitted other comprehensive income in equity accounted investees, December 31, 2006	13,835
336,679
Transactions in the nine months ended September 30, 2007
New investments	38,548
Cost of investments sold	(38,700)
Share of earnings of equity accounted investees of continuing operations	39,112
Share of earnings of equity accounted investees of discontinued operations	106,734
Share of unremitted other comprehensive income in equity accounted investees	(15,751)
Cash received from redemption of Dundee REIT units	(183,996)
Other transactions	197
Carrying value of equity accounted investments, September 30 2007	$ 282,823

The market value of our equity accounted investments as at September 30, 2007 is $572.7 million.

PERFORMANCE MEASURES AND BASIS OF PRESENTATION

Our interim consolidated financial statements are prepared in accordance with Canadian GAAP and are reported in Canadian dollars.  We believe that important measures of our operating performance include certain measures that are not defined under Canadian GAAP and as such, may not be comparable to similar measures used by other companies.  Throughout this discussion, there will be references to the following performance measures which management believes are relevant in assessing the economics of our business:

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“AUM” or “Assets under Management” represent the period-end market value of client assets managed by DundeeWealth on a discretionary basis and in respect of which DundeeWealth earns investment management fees and, in certain cases, performance fees.  AUM are not reflected on our consolidated balance sheets.

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“AUA” or “Assets under Administration” represent the approximate period-end market value of client assets administered by DundeeWealth and in respect of which DundeeWealth earns commissions, trailer service fees and administrative or other similar fees.  AUA are not reflected on our consolidated balance sheets.

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“EBITDA” represents earnings before interest, taxes, depreciation and amortization.  We use this measure as a supplement to net earnings and cash flows.

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“Operating Earnings before Interest, Taxes and Other Non-Cash Items” or “Operating EBITDA” and “Operating Earnings” are set out in the consolidated statements of operations of the Company.  While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings.

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS

Nine Months ended September 30, 2007 and 2006

(in thousands of dollars)						2007

	Wealth			Other Investments
For the nine months ended September 30, 2007	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 339,715	$ -	$ -	$ -	$ -	$ 339,715
Redemption fees	11,260	-	-	-	-	11,260
Financial services	322,229	-	43	2,009	(2,002)	322,279
Real estate revenue	-	233,202	-	-	-	233,202
Investment income	15,576	16,948	3,112	13,933	(8,856)	40,713
	688,780	250,150	3,155	15,942	(10,858)	947,169
EXPENSES
Selling, general and administrative	227,001	6,257	5,887	9,100	(1,552)	246,693
Variable compensation	217,622	-	-	-	-	217,622
Trailer service fees	95,189	-	-	-	-	95,189
Operating costs, real estate	-	149,361	-	-	-	149,361
	539,812	155,618	5,887	9,100	(1,552)	708,865
OPERATING EBITDA	148,968	94,532	(2,732)	6,842	(9,306)	238,304
Amortization of deferred sales commissions	49,443	-	-	-	-	49,443
Depreciation, depletion and amortization	12,741	3,761	70	4,191	-	20,763
Interest expense	21,207	7,167	2,670	10,993	(11,760)	30,277
Gain on exchangeable debentures	-	-	-	(16,293)	-	(16,293)
OPERATING EARNINGS (LOSS)	65,577	83,604	(5,472)	7,951	2,454	154,114
Equity earnings	-	18,474	20,541	97	-	39,112
Non-controlling interest	(16,041)	(11,969)	989	-	-	(27,021)
	49,536	90,109	16,058	8,048	2,454	166,205
NON-SEGMENTED ITEMS
Dilution gains						134,466
Income taxes						(77,117)
Net earnings from continuing operations	49,536	90,109	16,058	8,048	2,454	223,554
Loss from discontinued operations, net of tax
and non-controlling interest	(74,768)	-	-	-	-	(74,768)
Share of earnings from discontinued operations
of Dundee REIT, net of tax	-	97,136	-	-	-	97,136

NET EARNINGS FOR THE PERIOD	$ (25,232)	$ 187,245	$16,058	$ 8,048	$ 2,454	$ 245,922

(in thousands of dollars)						2006

	Wealth			Other Investments
For the nine months ended September 30, 2006	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 273,121	$ -	$ -	$ -	$ -	$ 273,121
Redemption fees	9,480	-	-	-	-	9,480
Financial services	278,551	-	-	1,797	(1,778)	278,570
Real estate revenue	-	122,306	-	-	-	122,306
Investment income (Loss)	9,103	13,117	2,747	13,450	(4,161)	34,256
	570,255	135,423	2,747	15,247	(5,939)	717,733
EXPENSES
Selling, general and administrative	198,628	5,087	1,660	9,947	(1,778)	213,544
Variable compensation	183,524	-	-	-	-	183,524
Trailer service fees	75,897	-	-	-	-	75,897
Operating costs, real estate	-	88,319	-	-	-	88,319
	458,049	93,406	1,660	9,947	(1,778)	561,284
OPERATING EBITDA	112,206	42,017	1,087	5,300	(4,161)	156,449
Amortization of deferred sales commissions	39,592	-	-	-	-	39,592
Depreciation, depletion and amortization	12,415	5,498	37	2,053	-	20,003
Interest expense	7,604	7,410	1,053	16,787	(6,615)	26,239
Loss on exchangeable debentures	-	-	-	15,062	-	15,062
OPERATING EARNINGS (LOSS)	52,595	29,109	(3)	(28,602)	2,454	55,553

Equity earnings	-	18,932	30,764	558	-	50,254
Non-controlling interest	(17,718)	(2,780)	825	-	-	(19,673)
	34,877	45,261	31,586	(28,044)	2,454	86,134
NON-SEGMENTED ITEMS
Dilution gains						3,260
Income taxes						(33,635)
Net earnings from continuing operations	34,877	45,261	31,586	(28,044)	2,454	55,759
Loss from discontinued operations, net of tax
and non-controlling interest	(2,838)	-	-	-	-	(2,838)
Share of earnings from discontinued operations
of Dundee REIT, net of tax	-	4,932	-	-	-	4,932

NET EARNINGS FOR THE PERIOD	$ 32,039	$ 50,193	$ 31,586	$ (28,044)	$ 245,400	$ 57,853

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS

Nine months ended September 30, 2007 compared with the nine months ended September 30, 2006

WEALTH MANAGEMENT SEGMENT

As a result of DundeeWealth’s equity issuances during 2007, our interest was diluted from 62.9% at December 31, 2006 to approximately 45.3% at September 30, 2007 and, in accordance with Canadian GAAP, we were considered to have disposed of approximately 28% of our investment in DundeeWealth, giving rise to $133.6 million in dilution gains being recorded in earnings.  Notwithstanding this reduction, as a result of the fact that the issuance of equity to Scotiabank, representing their 18% equity investment, was substantially in non-voting shares, the Company maintains an approximate 60% voting interest in DundeeWealth and continues to consolidate the results of DundeeWealth in its financial statements.

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RESULTS OF OPERATIONS

During the first three quarters of 2007, DundeeWealth earned operating EBITDA of approximately $149 million and net earnings from continuing operations, before taxes and non-controlling interest, of $65.6 million on revenues of $688.8 million.  This compares with operating EBITDA of approximately $112 million and net earnings from continuing operations, before taxes and non-controlling interest, of $52.6 million on revenues of $570.2 million in the same period of 2006.

As already discussed, Dundee Bank was sold in the third quarter and this has been accounted for as a discontinued operation.  Accordingly, the results of its operations have been restated as discontinued operations and the following discussion reflects the results of continuing operations of DundeeWealth Inc.

(in millions of dollars)
	Three months			Nine months
For the three and nine months ended September 30,	2007	% Change	2006	2007	% Change	2006
REVENUES
Management fees	$ 118.5	28%	$ 92.6	$ 3,397	24%	$ 273.4
Redemption fees	3.3	18%	2.8	11.3	19%	9.5
Financial services	94.8	17%	80.8	321.6	15%	278.9
Other	9.2	338%	2.1	15.6	1%	8.4
	$ 225.8	27%	$ 178.3	$ 688.2	21%	$ 570.2

Driven by growth in AUM, management fee revenue in the first nine months of 2007 increased to $339.7 million representing a 24% increase over the $273.4 million earned in the same period of 2006.  Average AUM over the comparative nine month periods increased by approximately 21%.  Financial services revenue was $321.6 million for the first nine months of 2007, a 15% increase compared to $278.9 million for the same period of 2006.  The main source of growth was in commissions and trailer service fee revenues on mutual fund AUA.

Operating expenses in DundeeWealth, adjusted for intersegment distribution fees, were $538.0 million in the first nine months of 2007, compared with $455.9 million in 2006.  Certain expenses, such as variable compensation costs, amortization of deferred sales commissions and trailer service fees have increased in direct correlation with the increase in corresponding revenue streams or AUM levels.  These expenses account for approximately $63 million of the increase.

(in millions of dollars)
	Three months			Nine months
For the three and nine months ended September 30,	2007	% Change	2006	2007	% Change	2006
OPERATING EXPENSES
Selling, general and administrative	$ 74.8	7%	$ 69.6	$ 226.8	14%	$ 198.3
Variable compensation	65.5	23%	53.4	217.6	19%	183.5
Trailer service fees	32.7	25%	26.1	95.2	25%	75.9
	173.0	16%	149.1	539.6	18%	457.7
Intersegment distribution fees	(0.5)	(17%)	(0.6)	(1.6)	(11%)	(1.8)
Total	$ 172.5	16%	$ 148.5	$ 538.0	18%	$ 455.9

DUNDEE CORPORATION

Selling, general and administrative (“SG&A”) costs have increased from $198.3 million in the first nine months of 2006 to $226.8 million in 2007.  New business initiatives include the formation of DFG Investment Advisers Inc., the one-time costs of which have contributed to higher levels of SG&A.  DundeeWealth has added personnel, primarily in increasing the staff complement of capital market professionals which have contributed approximately $15 million towards increased SG&A costs.  Severance costs of approximately $4 million were incurred related to certain changes of personnel in DundeeWealth Financial – Brokerage division.

In addition, DundeeWealth has incurred higher levels of SG&A expenses in order to enhance the brand awareness of Dynamic Funds, increase service levels to manage growth, to establish a new website for financial advisors and continue its efforts to be an advocate for the advice channel in Canada.  These costs account for approximately $8 million of the increase in costs.

Trailer service fees are paid to brokers and financial advisors to assist them in providing ongoing support to clients who have invested in our products.  Trailer service fees are calculated as a percentage of the fair value of associated AUM and we would therefore expect to see increases in trailer service fee expense corresponding to increases in our average AUM during the period.  As a percentage of average AUM, trailer service fees paid in the first three quarters of 2007 increased to approximately 0.59% (2006 – 0.57%) or 33% (2006 – 32%) of total management fee revenue earned from these assets.  This increase is primarily attributed to a higher average proportion of AUM from front-end asset gathering activities which pay a higher trailer service fee.

Interest expense increased by $13.6 million to $21.2 million for the nine months ended September 30, 2007.  The increase reflects higher borrowing levels, including an increase in DundeeWealth’s bank credit facility from $350 million to $500 million.  Throughout 2007, DundeeWealth has drawn against the facility in order to meet funding requirements in connection with expanded business activities, including the purchase by DundeeWealth of $399.4 million par value non-bank sponsored third party ABCP from Dundee Bank.  Also included in interest expense are preferred dividends from the issuance of 4.75% cumulative redeemable first preference shares, series 1 issued during March and April of 2007.  Dividend expense increased from $2.5 million in the first nine months of 2006 to $6.5 million in the same period of 2007.

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CHANGES IN FINANCIAL CONDITION

Establishment of a $500 million Credit Facility

On February 15, 2007, DundeeWealth entered into a credit facility with a Canadian chartered bank for a maximum of $350 million.  On August 17, 2007, DundeeWealth increased the maximum available pursuant to the credit facility to $500 million.  For Canadian dollar borrowings, the facility bears interest, at DundeeWealth’s option, at a rate per annum equal to either the bank’s prime lending rate or at the bank’s then prevailing bankers’ acceptance rate plus 0.80%.  For U.S. dollar borrowings, the facility bears interest, at DundeeWealth’s option, either at LIBOR plus 0.80% or at the bank’s prevailing U.S. base rate.  Euro borrowings under the credit facility bear interest at EURIBOR plus 0.80%.  Unused amounts available under the facility are subject to a standby fee of 0.15% per annum.

The facility is subject to certain covenants, including the maintenance of minimum levels of AUM and earnings, restrictions on the existence of secured indebtedness, and restrictions on the disposition of assets in excess of a specified amount.

Issuance of 4.75% Cumulative Redeemable First Preference Shares, Series 1 by DundeeWealth

In March and April 2007, DundeeWealth issued 6,225,000 4.75% cumulative redeemable first preference shares, series 1 (“Wealth Series 1 Shares”) at a price of $25 per Wealth Series 1 Share.  Details of the terms and conditions of the Wealth Series 1 Shares are provided in note 23 to the 2006 Audited Consolidated Financial Statements.

Balances Related to Discontinued Operations

All balance sheet amounts related to Dundee Bank have been reflected as assets and liabilities of discontinued operations as at December 31, 2006 and, at September 30, 2007 are no longer reflected in our financial statements.

Balances Related to DundeeWealth Financial - Brokerage Division

Client Accounts and Loans Receivable, and Client Deposits and Related Liabilities

Client account balances represent funds owing from or belonging to clients, and amounts due to or from brokers and dealers that are pending settlement.  While the amounts may vary significantly on a day-to-day basis, they do not necessarily reflect any meaningful change to our financial position.  As at September 30, 2007, client accounts receivable were $714.7 million (December 31, 2006 – $320.6 million) and client deposits and related liabilities were $583.5 million (December 31, 2006 – $269.6 million).

DUNDEE CORPORATION

Securities Owned and Sold Short

Securities owned and securities sold short represent trading positions in securities at our investment dealer subsidiary, Dundee Securities.  Trading positions may vary significantly on a day-to-day basis depending upon trading strategies in response to market conditions and in anticipation of price movements, and do not necessarily reflect any meaningful changes to our financial position.  Trading positions are recorded at their fair value based on quoted prices where available, with changes in market values being included in principal trading revenue.  As of September 30, 2007, securities owned and securities sold short totalled $419.1 million (2006 – $57.7 million) and $352.5 million (2006 – $13.1 million) respectively.  The substantial increase since December 2006 reflects long and short trading positions in fixed income securities.

Bank Indebtedness (Call Loan Facilities)

Dundee Securities has established call loan facilities for $225 million with two Canadian chartered banks.  These call loan facilities are secured by either unpaid client securities and/or securities borrowed or owned by Dundee Securities and are used primarily to facilitate the securities settlement process for both client and firm inventory positions and/or to finance margin account activity.  As with client account balances, amounts borrowed pursuant to these call loan facilities may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a meaningful change in DundeeWealth’s financial position.  Amounts borrowed pursuant to these call loan facilities, which at September 30, 2007 totalled $111.1 million (December 31, 2006 – $49.7 million), are reported as bank indebtedness.

Accounts Receivable and Accounts Payable

DundeeWealth’s accounts receivable balance at September 30, 2007 decreased to $101.5 million from $226.6 million at the end of 2006.  Included in the December 31, 2006 balance are performance fees associated with our investment products which were paid in the first quarter of 2007.  These performance fees had associated direct expenses, which, together with costs related to our expanded business activities, contributed to an increased balance in accounts payable as at December 31, 2006 and their payment in the first two quarters accounted for the decrease in accounts payable at September 30, 2007.

Corporate Investments in DundeeWealth

Our corporate investment portfolio at September 30, 2007 includes $340.6 million of non-bank sponsored third party ABCP (with a par value of $399.4 million), $90.7 million of collateralized loan obligations (“CLO’s”) and $20.7 million of the newly launched DPF India Opportunities Fund.

During the current quarter and year-to-date, DundeeWealth seeded CLO’s of $26.4 million and $116.6 million respectively.  At September 30, 2007, DundeeWealth reported unrealized losses in respect of this portfolio of approximately $25.9 million.  The portfolio of CLO’s has experienced market declines of $17.1 million as a result of recent credit market turmoil.  Likewise, its mark-to-market loss includes foreign exchange losses of $8.8 million due to the effects of an appreciating Canadian dollar on foreign denominated CLO’s.  We have a partial economic hedge of our foreign exchange exposure, as borrowings to fund these investments were also denominated in the same foreign currency.  However, DundeeWealth has not elected to follow hedge accounting.

Also during the quarter, DundeeWealth purchased a portfolio of non-bank sponsored third party ABCP from Dundee Bank with a par value at maturity of $399.4 million, as referred to above.  On the dates at which Dundee Bank originally acquired the investments, the ABCP was rated R-1 (High) by DBRS Limited (“DBRS”), which is the highest rating available for these financial instruments.  However, on August 16, 2007, DBRS placed certain non-bank sponsored ABCP “Under Review with Developing Implications” after certain ABCP trusts failed to rollover their maturing paper in the usual course of business.  At the same date, a consortium representing banks, asset providers and major investors had agreed in principle to a long-term proposal and interim agreement regarding ABCP (the “Montreal Proposal”) with the intention to restructure the ABCP and essentially convert their outstanding notes into floating rate notes maturing no earlier than the scheduled termination dates of the underlying assets and reformulate any triggers with counterparties to leveraged transaction within the conduits.  DundeeWealth has agreed to be party to the standstill provisions of the Montreal Proposal until December 14, 2007 and not take any action or enforce any of its rights in respect of each ABCP conduit and has preserved its rights to agree to the final proposals.  At September 30, 2007, the ABCP is no longer liquid, may be subject to restructuring and the Company has not been privy to any information with respect to the underlying holdings within each ABCP conduit with which to calculate fair value.  Accordingly, the Company had to rely on estimates of comparable market valuations on both an asset class basis and a trust by trust basis and its valuation technique consisted of a review of the underlying asset classes, a review of the information concerning the particular conduits that we own and a series of proxies and industry information on which to determine the appropriate values for financial reporting.  There were various assumptions that had to be made as part of this exercise, many of which may not be supported by observable market prices or rates.  As at September 30, 2007, DundeeWealth determined that the fair value of these holdings was $340.6 million after recording an other-than-temporary impairment of $57.6 million to reflect an approximate 15% decline in the market value for these securities.  The impairment charge has been included as part of discontinued operations of Dundee Bank.  The fair value estimates are dependent upon the likelihood, nature and timing of future restructurings under the terms of the Montreal Proposal.  Any of the estimates used may change materially in subsequent reporting periods.  Future changes, if any, will be recorded as part of continuing operations.

DUNDEE CORPORATION

REAL ESTATE SEGMENT

➢

RECENT DEVELOPMENTS

Dundee Real Estate Investment Trust ("Dundee REIT")

Sale of Portfolio Assets of Dundee REIT to GE Real Estate

On August 24, 2007, Dundee REIT completed the sale of certain properties (the “Eastern Portfolio”) to GE Real Estate (“GE”) for aggregate consideration of $2.3 billion.  Dundee REIT continues to own a portfolio of office and industrial properties, primarily in western Canada (the “Western Portfolio”).  On closing, Dundee REIT received cash of approximately $1.5 billion, which was subsequently utilized to redeem approximately 29.9 million outstanding Dundee REIT units.  In connection with the transaction, GE acquired approximately 3.5 million Dundee REIT units, giving GE an approximate 16% interest in Dundee REIT.

The Company, together with the non-controlling shareholder of Dundee Realty, collectively elected to redeem 58% of their interest in Dundee REIT pursuant to the transaction.  In the third quarter of 2007, the Company tendered 3,873,594 Dundee REIT units for redemption and received cash proceeds of $184.0 million.  As the Company tendered less than its proportionate share of Dundee REIT units relative to other unitholders, the Company’s interest in Dundee REIT increased from approximately 15% immediately prior to the transaction to approximately 18%.  As a result of our increased ownership interest we did not recognize a gain on the redemption of units.  The aggregate redemption proceeds have been applied as a reduction to the carrying value of the Company’s investment in Dundee REIT.  Our share of the gain recognized by Dundee REIT on the sale of the Eastern Portfolio has been presented separately as discontinued operations and is therefore, not included in our share of earnings of equity accounted investees.

At September 30, 2007, we held 3.7 million units of DPLP and Dundee REIT (December 31, 2006 - 8.6 million).  This represents an interest of approximately 18%.  As at September 30, 2007, the market value of our aggregate investment in Dundee REIT was approximately $142.8 million.  We have an obligation to deliver up to a maximum of 360,000 additional units of Dundee REIT with a value at September 30, 2007 of approximately $10.6 million pursuant to the exchange feature of our debenture.

Dundee Realty Asset Management and Advisory Services

Dundee Realty provides third party asset management and advisory services including sourcing, acquiring and managing commercial and residential real estate.

During the third quarter, Dundee Realty entered into an asset management agreement with Dundee REIT, which provides for a broad range of asset management services for the following fees:

▪

Base annual management fee calculated and payable on a monthly basis, equal to 0.25% of the gross asset value of properties;

▪

Incentive fee equal to 15% of Dundee REIT’s adjusted funds from operations per unit in excess of $2.65 per unit;

▪

Capital expenditures fee equal to 5% of all hard construction costs incurred on each capital project with costs in excess of $1 million, excluding work done on behalf of tenants or any maintenance capital expenditures;

DUNDEE CORPORATION

▪

Acquisition fee equal to (i) 1.0% of the purchase price of a property, on the first $100 million of properties in each fiscal year; (ii) 0.75% of the purchase price of a property on the next $100 million of properties acquired in each fiscal year, and (iii) 0.50% of the purchase price on properties in excess of $200 million in each fiscal year; and

▪

Financing fee equal to 0.25% of the debt and equity of all financing transactions completed on behalf of Dundee REIT to a maximum of actual expenses incurred by DRC in supplying services relating to financing transactions.

During the quarter, Dundee Realty also entered into an asset management agreement with GE Real Estate, which provides for a broad range of services based on an annual asset management fee, as well as some additional fees in certain circumstances.

Dundee Realty presently has approximately $5 billion of assets under management on behalf of all of its clients.

➢

RESULTS OF OPERATIONS

Our real estate segment reported earnings before taxes of $187.2 million in the first nine months of 2007, inclusive of $97 million of our share of the gain on sale of the Eastern Portfolio (reported as discontinued operations) compared with $50.2 million in the same period of 2006.  Changes in contribution margins represent $49.8 million of the increase in net revenues. In the first three quarters of the current year, we also recognized a gain of $16.0 million from the disposition of Dundee REIT units pursuant to tenders of our Exchangeable Debentures (See “Corporate Debt”).

Margins from Land and Housing Operations

Land and housing operations generated contribution margins of $83.8 million or 36% on revenues of $233.2 million in the first nine months of 2007.  This compares with contribution margins of $34.0 million or 27.8% on revenues of $122.3 million in the same period of 2006.

(In thousands of dollars)
	Nine months to September 30, 2007				Nine months to September 30, 2006
Components of Real Estate Operations*	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin

Revenue properties	$ 32,385	$ 20,516	$ 11,869	36.6%	$ 30,328	$ 23,123	$ 7,205	23.8%
Land	130,351	67,411	62,940	48.3%	53,470	31,075	22,395	41.9%
Housing and condominiums	64,830	61,434	3,396	5.2%	35,431	32,842	2,589	7.3%
Management fees	2,305	-	2,305	100.0%	2,039	1,279	760	37.3%
Other	3,331	-	3,331	N/A	1,038	-	1,038	N/A

	$ 233,202	$ 149,361	$ 83,841	36.0%	$ 122,306	$ 88,319	$ 33,987	27.8%

	Three months to September 30, 2007				Three months to September 30, 2006
	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin

Revenue properties	$ 59,400	$ 5,690	$ 250	4.2%	$ 8,691	$ 7,360	$ 1,331	15.3%
Land	48,830	23,121	25,709	52.7%	16,419	10,499	5,920	36.1%
Housing and condominiums	29,878	28,235	1,643	5.5%	12,220	10,854	1,366	11.2%
Management fees	2,186	-	2,186	100.0%	31	-	31	100.0%
Other	1,948	-	1,948	N/A	426	-	426	N/A

	$ 88,782	$ 57,046	$ 31,736	35.7%	$ 37,787	$ 28,713	$ 9,074	24.0%
* Excludes selling, general and administrative expenses, interest expense and depreciation and amortization.

Revenue Properties

Margins earned from revenue properties were $11.9 million in 2007 compared with $7.2 million in the same period of 2006.  The increase was attributed to the disposal of its residential rental properties in Toronto for proceeds of $56.3 million, recognizing a gain on sale of approximately $6.3 million.  During 2007, residential rental operations contributed $0.9 million of revenue.

The Distillery Historic District in Toronto contributed $1.1 million to the margin growth as a result of renovations undertaken as it allowed for an expansion of leaseable area, higher base rents and improved occupancy. Dundee Realty’s ski area operations in Colorado completed its operating period ended September 30, 2007 with record breaking results in terms of revenue and the number of skier days that resulted in contribution margins of $1.1 million. However, overall net operating income from ski operations decreased due to the lack of snowfall in the California Sierras that impacted the results of the Bear Valley operations.

DUNDEE CORPORATION

In October 2006, Dundee Realty completed the sale of its hotel in Saskatoon for proceeds of $2.1 million.  During 2006, the hotel contributed $0.3 million to our operating margin.

Land

Revenue from land sales was $130.4 million generating an operating profit of $62.9 million or 48.3% in 2007.  This compares with revenues of $53.5 million generating an operating profit of $22.4 million or 41.9% in the same period of 2006.  Dundee Realty continues to have a positive outlook for land sales, especially in western Canada.  Due to strong demand, Dundee Realty has been successful in increasing selling prices on premium products to achieve higher than anticipated margins.

In Saskatchewan, there was a significant increase in the number of lots sold this year compared to 2006, with Stonebridge receiving the strongest demand.  The higher selling prices in Saskatoon generated $6.5 million of margin growth compared to last year.  The strong market in Regina also translated into an increase in sales volume, higher average selling prices and margin growth of $4.5 million in 2007.  While Calgary is in the process of resolving the supply shortage issue, temporary deferral of land parcel sales experienced in the last quarter has been resolved in Edmonton.  The strong market demand resulted in higher selling prices and volume in Edmonton and resulted in margin growth of $6.7 million in 2007.

Two other land parcels that had been held for development were sold in the second quarter.  A land parcel originally reserved for a condominium development project in Calgary was sold in May 2007, generating a contribution margin of $9.2 million.  Another land parcel sale in Mississauga closed in April 2007 resulting in a $4.5 million margin.

Housing and Condominiums

Revenue from sales of housing and condominium units increased in this period to $64.8 million from $35.4 million in the same period of 2006.  Housing operations in western Canada achieved strong growth compared to 2006 as both Saskatoon and Regina experienced strong demand and consistent lot supply.  In 2007, Dundee Realty realized $21.5 million of revenues and earnings of $0.8 million on the closing of 44 condominium units at the Princeton project in Calgary.  Dundee Realty’s 37.5% interest in the Thornhill Woods housing project in Toronto contributed revenues of $8.4 million and margin of $1.1 million.

➢

CHANGES IN FINANCIAL CONDITION

Real Estate Assets

Real estate assets increased by approximately 3% since December 31, 2006 to $383.8 million at September 30, 2007.

	September 30, 2007	% Change	December 31, 2006

Land	$ 219,026	21%	$ 181,606
Housing and condominiums	119,915	33%	90,025
Revenue properties	44,874	(56%)	102,329
	$ 383,815	3%	$ 373,960

Land under Development and Land Held for Development

The book value of land inventory increased from $181.6 million at the end of 2006 to $219.0 million at September 30, 2007.  Dundee Realty incurred aggregate development costs on land of approximately $74.2 million, mainly in Saskatoon and Edmonton.  After acquiring a 36-acre parcel of land at Old Banff Coach Road in West Calgary for $15.0 million last quarter, two other land acquisitions were completed this quarter.  A 160-acre land parcel was acquired for $12.7 million in Calgary as well as a 309-acre land parcel that was purchased in East Saskatoon for $4.0 million.  We expect to see significant sales increases in Calgary in the remainder of 2007 as the Old Banff Coach Road project moves into development.

Inventory of Housing and Condominiums

Overall, we continue to see a strong housing market, especially in western Canada and accordingly, Dundee Realty continues to develop its inventory of housing and condominiums.  Housing and condominiums inventory increased 33% to $119.9 million as at September 30, 2007 compared with $90.0 million at December 31, 2006.  Dundee Realty has incurred development costs of $85.7 million in this period.  As the Princeton condominium development is nearing completion, 22 additional units have closed since last quarter.  The project is expected to be completed by the end of 2007.

DUNDEE CORPORATION

Construction is approximately 55% complete for the 378-unit Pure Spirit condominium at the Distillery Historic District in Toronto with closings expected in the fourth quarter of 2008.  To date in 2007, $27.8 million in development costs have been incurred.  Approval has been obtained to sever the southeast corner land where Clear Spirit, a 668-unit two-tower condominium development project, is planned for the site.  Construction is expected to commence in 2008 with closings scheduled for 2010.  Marketing for this project has commenced and 212 units have been pre-sold.

Construction has begun on the Base Camp One project in Granby, Colorado.  Dundee Realty has chosen to become a ground floor developer in the new Granby Ranch master planned community.  In a prime ski in/ski out location at Sol Vista ski area, Base Camp One is a 64-unit flagship residential lodge of which 36 units have been pre-sold to date.

Revenue Properties

In Colorado, the Montezuma Bowl expansion continues with the installation of the fixed grip quad chairlift nearing completion.  This will be tested in the fourth quarter of 2007.  The lift will be used to service the expanded area in the Montezuma Bowl.  Other additions consist of the completion of the Black Mountain Lodge, which was open for full operations on October 27, 2007.

The sale of residential apartment buildings in Toronto, as previously discussed, reduced Dundee Realty’s portfolio of revenue properties by approximately $48.7 million.

Real Estate Debt

Real estate debt as at September 30, 2007 was $193.3 million (December 31, 2006 - $224.8 million) including $140.6 million of mortgages which consists of financing of revenue properties, land servicing loans, vendor take back financing of land purchases and housing construction loans.  The decrease in the balance is primarily due to the repayment of debt of $35.5 million upon the sale of the Toronto apartments combined with reduction in housing advances and land mortgages as a result of other sales.

Debt is generally secured by charges on specific properties to which the debt relates.  Approximately $31.2 million (December 31, 2006 - $60.9 million) of aggregate debt in our real estate division is subject to a fixed, weighted average interest rate of 6.45% as at September 30, 2007 (December 31, 2006 – 5.24%) and matures between 2007 and 2017.  Another $161.9 million (December 31, 2006 - $163.9 million) of real estate debt is subject to a variable weighted average interest rate of 6.38% (December 31, 2006 – 6.07%).

Dundee REIT

Included in our equity earnings for the nine months ended September 30, 2007 is $18.5 million from our investment in Dundee REIT, an unincorporated, real estate investment trust and a leading provider of high quality, affordable business premises.  This compares with $18.9 million earned in the same period of 2006.  Dundee REIT reported an income tax provision in the second quarter of this year in response to income tax amendments to certain public trusts.  This had the effect of reducing our equity earnings on a comparative basis.  Also contributing to this decrease are lower levels of dilution gains from our investment in the current period compared to the same period of 2006, which saw Dundee REIT complete significant public offerings of its units.  We received distributions from Dundee REIT of $12.7 million in the first nine months of 2007 compared with $15.6 million in the same period of 2006.

Dundee REIT has made certain amendments to the Declaration of Trust and other governing documents and it intends to qualify for the REIT Exception by the end of 2007, three years ahead of when required.  Both of these initiatives will afford the REIT more flexibility to grow and finance its business opportunistically to achieve attractive risk-adjusted returns.

Dundee REIT is focused on owning, acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada.  At September 30, 2007, Dundee REIT’s portfolio consisted of approximately 6.3 million square feet of gross leaseable area, located primarily in western Canada.  For the first nine months of 2007, Dundee REIT reported occupancy rates of 97%.  On a year-to-date basis, acquisitions of $613 million were completed.  Dundee REIT’s net income in the first nine months of 2007 was $733.1 million, including a gain from discontinued operations of $721.9 million on the sale of the Eastern Portfolio to GE.  This compares with a net income of $3.3 million in the same period of 2006.

DUNDEE CORPORATION

In the first nine months of 2007, we reduced our holdings in Dundee REIT by 1.8 million units in order to settle our obligation under the Exchangeable Debentures.  We recognized an associated gain of $16.0 million, which has been included as investment income in the consolidated statement of earnings.  We record the Exchangeable Debentures each period-end at the market value of the underlying Dundee REIT units on such date.  As such, the calculation of this value will fluctuate from period to period and is dependent on the number of units sold to satisfy the exchange feature and on the underlying fair value of the units.  On a year-to-date basis, we recorded a gain of $16.3 million which represents the reversal of previously recorded mark-to-market losses on debentures subsequently exchanged in the current period, net of increases in market value of the underlying Dundee REIT units to September 30, 2007.  For the three month period ended September 30, 2007, we recorded a gain of $14.0 million, primarily from increases in the market value of the underlying Dundee REIT units during the period.

RESOURCES

Earnings before taxes in the resources segment decreased to $16.1 million in the first nine months of 2007 compared with $31.6 million in the same period of 2006.  Increases in operating expenses relating to resource projects, combined with a significant reduction in equity earnings year-over-year caused the reduction in earnings.

Eurogas Corporation

Eurogas’ Castor UGS Project (the “Project”) entails the conversion of the abandoned Amposta oil field (located 21 kilometres off the eastern Mediterranean coast of Spain) to natural gas storage operations.  Eurogas is the majority interest holder of the Project with a 70.0% ownership interest, diluted from 73.7% as at June 30, 2007 due to an issuance of shares to ACS Group in the third quarter.  This is the first underground gas storage project to be developed under Spain’s current energy regulatory regime and, if approved, will become a regulated utility forming a crucial element of Spain’s energy infrastructure.  The Project requires successful completion of a complex permitting process, including the grant of the Exploitation Concession.  Various guarantees and permits will be required by law through the authorization and permitting process and during operations.

As operator, Eurogas’ management continued to advance the Project on technical, financial and managerial levels during the quarter.  ACS Group, the largest construction group in Spain and a global leader in creation, construction and operation of infrastructure in a variety of industry sectors including oil and gas, is working with Eurogas’ management in discussions with government/regulatory bodies regarding project approvals, implementation and remuneration.

Management of Eurogas anticipates the cost of the Project to be approximately $1.2 billion, which will be incurred over a number of years, however the Front End Engineering and Design Study, the technical aspects of which have been completed, will further define this cost estimate.  Eurogas will need to arrange project financing to advance the Project’s development.  Deutsche Bank is acting as financial advisor to Eurogas with respect to the project financing and has commenced identifying and engaging legal and technical advisors.

In order to satisfy the Spanish authorities of Eurogas’ financial ability to undertake the Project, Dundee Corporation provided a commitment letter of €70 million ($104 million) committing to either arranging for or providing financing to Eurogas, the terms of which have not been finalized, subject to the grant of all necessary project approvals, licences and permits on a timely basis including the Exploitation Concession.

Eurogas is also currently conducting exploration programs for oil and natural gas offshore Tunisia in the Gulf of Gabes, where it holds a 45% interest in the 1.0 million acre Sfax Permit.  Eurogas is the non-operating partner in the permit.  Eurogas is continuing its evaluation of the Ras el Besh (“REB-3”) prospect.  In preparation for potential production at REB-3, Eurogas and its partner purchased a production jack-up rig.  The REB-3 well will satisfy the obligation to drill an exploration well on the Sfax Permit.  Drilling costs are currently estimated at US$10 million, a portion of which has been incurred to date.

Since Eurogas is not in production, most of the expenditures continue to be capitalized to its projects, except corporate costs which are being expensed as incurred.

In order to develop its projects, the Board of Directors of Eurogas has approved an equity financing by way of a rights offering.  The subscription price and other details of the offering will be announced after regulatory approvals are obtained.  The Company has agreed to a standby commitment for the rights offering, subject to regulatory approvals and details of pricing.  Proceeds under the rights offering will reduce the Company’s commitment to Eurogas as described above.

DUNDEE CORPORATION

Resource Based Equity Accounted Investees

In the first nine months of 2007, equity earnings from resource investments were $20.5 million compared with $30.8 million in the same period of 2006.  Other comprehensive loss (net of tax and excluding transitional adjustments) from equity accounted resource investments was $10.6 million year-to-date, primarily from Dundee Precious’ portfolio of investments.

Dundee Precious Metals Inc.

Dundee Precious continues to work with the Bulgarian Government on a proactive basis with respect to its operations in Chelopech and Krumovgrad with the objective of resolving the impasse concerning final sign-offs and is hopeful that the disputes will be resolved.  However, Dundee Precious has commenced a study to consider other jurisdictions in which to build its autoclave and metals production facility.  This study is expected to be completed in the fourth quarter.

Subsequent to the quarter end, Dundee Precious announced a major new molybdenum-rhenium project in Serbia.  Further, it entered into a lock-up agreement with Wega to tender its shares in Goldbelt Resources Ltd. under an offer by Wega for $1.55 per share.

During the nine months ended September 30, 2007, Dundee Precious reported net earnings of $24.9 million, compared with $51.3 million for the same period in 2006.

In the first nine months of 2007, we recorded equity earnings of $6.0 million from Dundee Precious, compared with $11.1 million in the same period of 2006 and other comprehensive loss of $8.8 million (net of tax) in respect of our investment in Dundee Precious.  Accumulated other comprehensive income relates primarily to the change in unrealized gains or losses in respect of Dundee Precious’ portfolio of investments.

At September 30, 2007, we held approximately 12.6 million shares of Dundee Precious with a market value of $104.3 million, representing a 21% interest.

Breakwater Resources Ltd.

Breakwater is a base metals company with operations in Canada, Honduras and Chile, producing zinc, lead, copper and gold concentrates.  Breakwater has determined that its Langlois mine in Quebec achieved commercial production in the third quarter of 2007.  Accordingly, sales of concentrate and their associated costs are now recognized in the income statement.

During the nine months ended September 30, 2007, Breakwater reported net earnings of $61.7 million ($106.1 million in the same period of 2006).  Results for the quarter and year-to-date were adversely affected by the timing of shipments in the third quarter where the final price per the smelter contract terms had not occurred and therefore was not included in revenue.  Inventories of concentrate were correspondingly higher at the end of September 2007.

Equity earnings from our investment in Breakwater were $14.6 million in the first nine months of 2007 ($19.8 million for the same period of 2006) and we recorded other comprehensive loss of $1.4 million (net of tax).

At September 30, 2007, we held 101.9 million shares of Breakwater with a market value of approximately $309.7 million, representing a 24% ownership interest.

Other Developments in Dundee Resources

Valdez Gold Corporation – Valdez’s principal focus is to develop the exploration potential of its Los Jarros and Jarros Norte properties in Mexico.  Work performed to date has focused primarily on general maintenance and on obtaining an exploitation title.  During the second quarter, Valdez announced a letter of intent to form a joint venture with Minas Peñoles S.A. de C.V.  At September 30, 2007, we held 26.5 million shares of Valdez with a market value of $8.2 million representing a 34% interest.  Equity losses were nominal in the first nine months of 2007 and 2006.

Corona Gold Corporation – No exploration work was carried out on any of the Corona properties in 2006 or 2007 to date, but all claims were kept in good standing.  In September, 2007, Corona announced that it had finalized and signed the agreement to sell its interest in the Thunder Lake Properties to Laramide Resources Ltd. (“Laramide”).  The transaction closed on October 4, 2007.  Corona will receive cash consideration of $15 million ($5 million upon closing, and $5 million on each of 60 and 120 days after the closing date) and a 10% interest in a new public company to be formed by Laramide to hold the Thunder Lake Properties, Laramide’s adjacent Goliath property and Laramide’s other non-uranium assets.  At September 30, 2007, we held approximately 5.0 million shares of Corona with a market value of $3.5 million, representing a 27% interest.  Equity losses and other comprehensive income were nominal in the first nine months of 2007 and 2006.

DUNDEE CORPORATION

AITCO Barbados – In 2006, Dundee Resources acquired a 50% equity interest in a wholly owned subsidiary of AITCO International (“AITCO Barbados”) for US$5 million and also provided AITCO Barbados with a US$6 million line of credit.  The funds are to be used by AITCO Barbados to evaluate and develop certain prospective tin mining projects in Bolivia and Brazil.  Dundee Resources has opted to delay further investment in Bolivia and has put existing projects on a care and maintenance program until there is more clarity about the investment climate in Bolivia.  In the first quarter of 2007, AITCO Barbados signed a letter of intent to acquire a tin property in Brazil.  Following the completion of due diligence exploration drilling in the third quarter, the option on the property was allowed to lapse.  In the first nine months of 2007, $4.1 million was spent on operating expenses for the Brazilian and Bolivian projects, $3.6 million of which has been included in SG&A costs.  As at the end of the third quarter, Dundee Resources had fully completed its commitment of US$11 million to AITCO Barbados.

Iberian Minerals Corp. (“Iberian”) – Iberian is currently proceeding with the reopening and project financing of the Aguas Teñidas copper/zinc project in Spain.  Construction of the mine is expected to cost US$100 million.  The official mine-reopening ceremony is scheduled for November 2007.  In September 2007, Iberian announced a Letter of Intent with Trafigura Beheer BV Amsterdam (“Trafigura”) to acquire approximately 92% of Compania Minera Condestable in Peru, a producer of copper and gold concentrates, for US$115 million.  The agreement also provides for Trafigura to provide Iberian with a $20 million unsecured loan to continue to develop the Aguas Teñidas project.

At September 30, 2007, Dundee Resources held a $25 million, 5-year convertible subordinated secured debenture (the “Debenture”) in Iberian, the outstanding principal amount of which is convertible into units of Iberian.  Dundee Resources also holds approximately 3.8 million shares of Iberian received from the conversion of special warrants in the third quarter and to date in lieu of interest under the terms of the Debenture.  The conversion of the special warrants of Iberian also resulted in 711,538 of each of Series 1 and 2 warrants.  The market value of the Iberian holdings as at September 30, 2007 is $37.3 million.

DUNDEE CORPORATION

CONSOLIDATED RESULTS OF OPERATIONS

Three months ended September 30, 2007 compared with the three months ended September 30, 2006

(in thousands of dollars)						2007

	Wealth Management			Other Investments and Corporate Costs
For the three months ended September 30, 2007		Real Estate	Resources		Intersegment	TOTAL
REVENUES
Management fees	$ 118,558	$ -	$ -	$ -	$ -	$ 118,558
Redemption fees	3,237	-	-	-	-	3,237
Financial services	94,814	-	43	948	(947)	94,858
Real estate revenue	-	88,782	-	-	-	88,782
Investment income (Loss)	9,254	12,986	2,750	7,344	(4,197)	28,137
	225,863	101,768	2,793	8,292	(5,144)	333,572
EXPENSES
Selling, general and administrative	74,769	2,103	1,845	2,732	(497)	80,952
Variable compensation	65,516	-	-	-	-	65,516
Trailer service fees	32,724	-	-	-	-	32,724
Operating costs, real estate	-	57,046	-	-	-	57,046
	173,009	59,149	1,845	2,732	(497)	236,238
OPERATING EBITDA	52,854	42,619	948	5,560	(4,647)	97,334
Amortization of deferred sales commissions	17,310	-	-	-	-	17,310
Depreciation, depletion and amortization	3,520	946	38	1,533	-	6,037
Interest expense	11,736	2,311	975	3,043	(5,465)	12,600
Loss on exchangeable debentures	-	-	-	(13,977)	-	(13,977)
OPERATING EARNINGS (LOSS)	20,288	39,362	(65)	14,961	818	75,364
	-	4,797	423	-	-	5,220
Non-controlling interest	(5,080)	(6,655)	224	-	-	(11,511)
	15,208	37,504	582	14,961	818	69,073
NON-SEGMENTED ITEMS
Dilution gains						74,127
Income taxes						(34,633)
Net earnings from continuing operations	15,208	37,504	582	14,961	818	108,567
Loss from discontinued operations, net of tax
and non-controlling interest	(74,914)	-	-	-	-	(74,914)
Share of earnings from discontinued operations
of Dundee REIT, net of tax	-	98,456	-	-	-	98,456

NET EARNINGS FOR THE PERIOD	$ (59,706)	$ 135,960	$ 582	$ 14,961	$ 818	$ 132,109

(in thousands of dollars)						2006

	Wealth			Other Investments
For the three months ended September 30, 2006	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 92,391	$ -	$ -	$ -	$ -	$ 92,391
Redemption fees	2,798	-	-	-	-	2,798
Financial services	80,757	-	-	517	(557)	80,717
Real estate revenue	-	37,787	-	-	-	37,787
Investment income (loss)	2,431	3,312	2,460	7,992	(2,337)	13,858
	178,377	41,099	2,460	8,509	(2,894)	227,551
EXPENSES
Selling, general and administrative	69,778	1,256	472	3,175	(557)	74,124
Variable compensation	53,378	-	-	-	-	53,378
Trailer service fees	26,122	-	-	-	-	26,122
Operating costs, real estate	-	28,713	-	-	-	28,713
	149,278	29,969	472	3,175	(557)	182,337
OPERATING EBITDA	29,099	11,130	1,988	5,334	(2,337)	45,214
Amortization of deferred sales commissions	13,941	-	-	-	-	13,941
Depreciation, depletion and amortization	4,845	1,769	15	873	-	7,502
Interest expense	4,706	2,785	724	6,678	(3,155)	11,738
Loss on exchangeable debentures	-	-	-	15,062	-	15,062
OPERATING EARNINGS (LOSS)	5,607	6,576	1,249	(17,279)	818	(3,029)

Equity earnings	-	1,910	10,051	215	-	12,176
Non-controlling interest	(1,865)	(315)	166	-	-	(2,014)
	3,742	8,171	11,466	(17,064)	818	7,133
NON-SEGMENTED ITEMS
Dilution gains						2,098
Income taxes						(6,255)
Net earnings from continuing operations	3,742	8,171	11,466	(17,064)	818	2,976
Loss from discontinued operations, net of tax
and non-controlling interest	(1,186)	-	-	-	-	(1,186)
Share of earnings from discontinued operations
of Dundee REIT, net of tax	-	1,510	-	-	-	1,510

NET EARNINGS FOR THE PERIOD	$ 2,556	$ 9,681	$ 11,466	$ (17,064)	818	$ 3,300

DUNDEE CORPORATION

Consolidated Net Earnings

(in thousands of dollars)
		Three Months
For the period ended September 30,	2007	2006
Wealth management	$ 15,208	$ 3,742
Real estate	37,504	8,171
Resources	582	11,466
Other investments and corporate costs	14,961	(17,064)
Intersegment	818	818
	69,073	7,133
Dilution gains from consolidated subsidiaries	74,127	2,098
Income taxes	(34,633)	(6,255)
Net earnings from continuing operations	108,567	2,976
Loss from discontinued operations, net of tax and non-controlling interest	(74,914)	(1,186)
Share of earnings of discontinued operations of Dundee REIT, net of tax	98,456	1,510
	$ 132,109	$ 3,300

Wealth Management Operations

Revenues and EBITDA were $225.8 million and $52.9 million, respectively, in the third quarter of this year compared with $178.3 million and $29.1 million in the same period of the prior year.  Net earnings before taxes and non-controlling interest were $20.3 million, an increase of $14.7 million or 263% from $5.6 million in the same quarter of 2006.  The increase in revenues was driven by continued strong growth in management fees commensurate with the increase in AUM.  Growth also resulted from an increase in financial services revenue from expanded capital markets activities.  Average AUM grew from $20.5 billion in the third quarter of 2006 to $25.2 billion in the third quarter of 2007, resulting in a 25% increase in management fee revenue.  The increase in AUM was the result of strong asset gathering activities and superior portfolio management performance.

Financial services revenue was $94.8 million for the quarter ended September 30, 2007, an increase of 17% compared to the third quarter of 2006.  The increase was driven primarily by higher commission partially offset by lower principal trading revenues.

SG&A expenses were impacted by increased staff costs required to support various new and expanded business activities, including the new structured credit asset management subsidiary.  As a result, SG&A expenses increased by approximately $5 million to $74.8 million.  In addition, interest expense increased from $4.8 million in the third quarter of 2006 to $11.7 million in the latest quarter, reflecting higher average borrowing required to meet expanded business activities as well as dividends of $1.8 million on the DundeeWealth series 1 preference shares issued in March 2007.

Real Estate Operations

Earnings from real estate operations were $37.5 million in the third quarter of 2007 compared with $8.2 million in the comparative period of 2006.

Contribution margins from land and housing operations were $31.7 million in the third quarter of 2007 compared with $9.1 million in the same period of 2006.  The increase is primarily attributable to the sale of 186 family lots in Edmonton.

Resources Operations

In the third quarter, earnings before tax decreased significantly to $0.6 million compared with $11.5 million in the same period of 2006, with decreases in equity earnings from $10.1 million in 2006 to $0.4 million in the third quarter of 2007.

Decreased equity earnings in Breakwater in the third quarter were a result of lower sales of concentrate combined with higher exploration expenses and the inclusion in 2006 of the sale of the Caribou property.

Dundee Precious recorded a loss in 2007 as a result of higher exploration expenditures combined with realized investment losses in 2007 compared with significant gains in 2006.  In the same quarter of the previous year, Dundee Precious recognized a $19.9 million gain from sales of investments compared with a loss of $1.9 million in the third quarter of 2007.

DUNDEE CORPORATION

OTHER INVESTMENTS AND CORPORATE COSTS

Exchangeable Debentures

Included in other investments and corporate costs are gains or losses associated with changes in the value of the Dundee REIT units that we would have to deliver to satisfy our obligation pursuant to the outstanding Exchangeable Debentures.  These amounts may vary from period to period, resulting in significant variances in earnings.  During the three months ended September 30, 2007, the Company recognized a gain of $14.0 million in respect of these fair value adjustments compared with a loss of $15.1 million in the three month period ended September 30, 2006.

Income from Corporate Investments

Dundee Corporation owns several other public and private investments in a variety of industry sectors.  Revenues from these investments include net realized gains on sales of investments, dividend and interest income and foreign exchange translation adjustments.  Gains and losses on investments are not recognized in earnings until realized, although provisions for impairment in value are made when deemed appropriate.  Under new accounting standards, unrealized gains and losses on securities designated as being available for sale are recorded as a component of other comprehensive income.

(in thousands of dollars)

For the three and nine months ended September 30,	2007	2006	2007	2006
Investment income	$ 7,344	$ 7,992	$ 13,933	$ 13,450
Equity earnings	-	215	97	558
	$ 7,344	$ 8,207	$ 14,030	$ 14,008

Selling, General and Administrative

Generally, head office costs, including costs associated with corporate governance and related public company costs, are accumulated and reported as head office costs and are not allocated to other operating segments.  These costs were $9.1 million in the first nine months of 2007 compared with $9.9 million in the same period of 2006.

Corporate Interest Expense

Corporate interest expense was $11.0 million in the first nine months of 2007 compared with $16.8 million in the same period of 2006.  The decrease is primarily a function of the reduction in the outstanding balance of the Company’s Exchangeable Debentures over the period.

The Company may, from time to time, borrow against its revolving term credit facility for the benefit of various operating segments.  Interest incurred in respect of these borrowings is not allocated to the operating segments but rather, is considered a corporate expense.

OTHER CONSOLIDATED BALANCES AND CAPITAL STRUCTURE

Goodwill and Other Intangible Assets

(in thousands of dollars)
		Investment	Funds
		Management	Under	Customer
	Goodwill	Contracts	Administration	Relationships	TOTAL
Balance, December 31, 2006	$ 347,801	$ 71,377	$ 15,624	$ 5,874	$ 440,676
Aquisition of non-controlling interest by Dundee Wealth	65,608	203,150	-	-	268,758
Business aquisitions	981	218	-	-	1,199
Amortization (1)	(2,425)	-	(977)	(998)	(4,400)
Balance September 30, 2007	$ 411,965	$ 274,745	$ 14,647	$ 4,876	$ 706,233

(1)  In the first quarter of 2007, we determined that it was appropriate to provide $2.4 million against the carrying value of goodwill relating to international banking activities.

DUNDEE CORPORATION

The most significant changes in goodwill and other intangible assets during the nine months ended September 30, 2007 relate to the acquisition by DundeeWealth of the non-controlling interest in its subsidiary, DWM Inc.  DundeeWealth allocated the aggregate purchase price of $331 million to the fair value of the assets acquired, with any residual amount allocated to goodwill.  Accordingly, DundeeWealth allocated $203 million of the purchase price to the carrying value of investment management contracts, with $66 million being allocated to goodwill.

6,000,000 5.00% Cumulative Redeemable First Preference Shares, Series 1 (“Series 1 Shares”)

On June 22, 2006, we completed a public offering of 6 million Series 1 Shares.  The Series 1 Shares are generally non-voting except in limited circumstances and they entitle the holder to a fixed preferential cumulative dividend at the rate of 5% per annum, payable quarterly.  See note 13 to the 2006 Annual Consolidated Financial Statements.  In accordance with Canadian GAAP, certain terms of the Series 1 Shares require that they be classified as debt rather than equity.  Accordingly, dividends on the Series 1 Shares are included as interest expense on the consolidated statement of operations on an accrual basis.

Corporate Debt

Revolving Term Credit Facilities ─ In the third quarter of 2006, we renewed our revolving term credit facility with a Canadian chartered bank, and increased the amounts available pursuant to the credit facility from $100 million to $150 million and extended the expiry date to August 31, 2008.  The amended facility provides for tiered interest charges and standby fees, similar in nature to our previous facility.  As at September 30, 2007 and for the nine months then ended, the Company had complied with all financial covenants of the facility.

Amounts borrowed pursuant to the renewed credit facility are secured by a pledge of certain of our interest in common shares of DundeeWealth.  The pledge is limited to that number of common shares of DundeeWealth that, at fair value, provides two times coverage over amounts borrowed pursuant to the facility.  At September 30, 2007, there were no amounts borrowed pursuant to the facility.

$100 million 5.85% Exchangeable Unsecured Subordinated Debentures ─  On June 22, 2005, Dundee Corporation issued $100 million 5.85% exchangeable unsecured subordinated debentures (“Exchangeable Debentures”), which mature on June 30, 2015 of which $10.6 million remain outstanding as at September 30, 2007.  Each $1,000 Exchangeable Debenture can be exchanged, at the option of the holder, for 33.6134 units of Dundee REIT, subject to certain conditions.  This represents an exchange price of $29.75 per Dundee REIT unit.  Interest on the Exchangeable Debentures is paid semi-annually on June 30 and December 31 of each year.

During the first nine months of 2007, holders of Exchangeable Debentures exercised the conversion feature on $54.7 million of debt.  We released 1.8 million Dundee REIT units in satisfaction of the conversion feature, recognizing an associated gain on the disposition of the Dundee REIT units of approximately $16.0 million.

Debt of our Subsidiaries

A more detailed discussion of corporate debt in each of our business segments is discussed under “Segmented Results of Operations – Changes in Financial Condition”.

DUNDEE CORPORATION

Future Income Tax Liabilities

The Company’s net future income tax liability at September 30, 2007 was $139.8 million (December 31, 2006 – $87.1 million) including future income tax liabilities aggregating $212.3 million (December 31, 2006 – $152.0 million), offset by future income tax assets of $72.5 million (December 31, 2006 – $64.9 million).

Significant changes in future income tax balances during the first nine months of 2007 were:

Ö

A $67 million increase in future income tax liabilities related to DundeeWealth’s acquisition of the non-controlling interest in DWM Inc. This acquisition was accounted for as a step acquisition with $203 million of the aggregate purchase price being allocated to investment management contracts.  In accordance with Canadian GAAP, the Company is required to calculate and include the potential income tax liability that could be incurred in respect of a possible divestment of this asset, whether or not the Company intends to do so;

Ö

An increase in future income tax liabilities of approximately $8 million related to deferred sales commissions paid by the DundeeWealth Investment division.  Commissions paid are immediately deductible for tax purposes, although we defer and amortize these expenses over five years for accounting purposes ; and

Ö

An increase in future income tax assets of $18.7 million relating to the recognition of an other-than-temporary impairment against the carrying value of the Company’s portfolio of non-bank sponsored third party ABCP.

The Company’s subsidiary, DundeeWealth, realized a capital loss of $100.2 million upon the sale of Dundee Bank in the third quarter of 2007. While the benefit of this loss was not recognized in the financial statements, it can be carried forward indefinitely to offset future taxable capital gains.

Income Tax Expense

The consolidated income tax provision from continuing operations for the first nine months of 2007 was $77.1 million, giving rise to an effective income tax rate of 40%. This rate is higher than the combined Canadian federal and provincial statutory income tax rate of 36% due to the non-tax deductibility of certain items, including stock based compensation, preferred share dividend payments categorized as interest for accounting purposes and goodwill written off during the first quarter of 2007 which is partially offset by the recognition of non-taxable equity earnings.

Non-Controlling Interest

Non-controlling interest increased from $471.3 million at the end of 2006 to $690.5 million at September 30, 2007.  A significant part of the increase resulted from the purchase by DundeeWealth of the non-controlling shareholder’s interest in its operating subsidiary.  Other changes in the carrying value of non-controlling interest are detailed in the table that follows.

(in thousands of dollars)
	Dundee	Dundee
	Wealth	Realty	Eurogas	Total
Balance, December 31, 2006	$ 410,103	$ 22,228	$ 38,982	$ 471,313
Non-controlling interest in earnings	16,041	11,969	(989)	27,021
Non-controlling interest in discontinued operations	(58,012)	-	-	(58,012)
Non-controlling interest in capitalized costs	-	-	815	815
Dividends paid to non-controlling shareholders	(5,009)	-	-	(5,009)
Transactions allocated to non-controlling shareholders	(23,141)	(13,784)	-	(36,925)
Repurchase of non-controlling shareholders	544,956	949	9,163	555,068
Dilution gains resulting from transactions by non-controlling shaeholders	(129,275)	-	-	(129,275)
	(133,563)	(297)	(606)	(134,466)
Balance, September 30, 2007	$ 622,100	$ 21,065	$ 47,365	$ 690,530

Transactions allocated to non-controlling shareholders represent equity transactions in subsidiaries, the most significant of which is $348 million received from Scotiabank for share issuances of DundeeWealth as well as share issuances to purchase the non-controlling interest in DundeeWealth which occurred earlier in 2007.

DUNDEE CORPORATION

Share Capital

At September 30, 2007, there were 72,404,266 Subordinate Shares and 3,120,663 Class B common shares outstanding.  During the first nine months of 2007, we issued 219,000 Subordinate Shares on the exercise of options at $7.85 per share.  As at September 30, 2007, we had granted 4,134,144 options with a weighted average exercise price of $6.84 of which 3,070,644 options were exercisable, as holders had met the vesting criteria.

At the annual meeting of shareholders of the Company held on June 20, 2007, shareholders approved a three-for-one stock split of the Company's Subordinate Voting Shares and Common Shares with the result that each holder of a Subordinate Voting Share or Common Share of the Company was subsequently issued two additional shares of the same class for each Subordinate Voting Share or Common Share held on the record date.  The stock split did not alter the rights of such holders or the relative voting rights attached to each class of shares.  The Board of Directors approved the stock split to encourage greater market liquidity and wider distribution of the shares among retail investors.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Significant Sources and Uses of Cash and Cash Equivalents

After accounting for cash relating to discontinued operations, cash and cash equivalents increased marginally from $194.5 million at the end of 2006 to $196.7 million as at September 30, 2007.  In addition to cash and cash equivalents, available-for-sale corporate investments include redeemable funds managed by DundeeWealth with a fair value of $80.1 million (December 31, 2006 – $90.0 million).

Significant changes in our cash position and significant uses or sources of cash for the nine months ended September 30, 2007 are detailed below:

Significant Cash Flows from Operating Activities

Ö

The effect of changes to client account balances and to changes in securities owned or sold short, vary significantly on a day-to-day basis as previously noted.  These changes will cause movements of cash in the operating subsidiaries.  Changes in cash resulting from these types of transactions may not necessarily reflect any meaningful change in our own financial position and, in fact, cash accessibility may be restricted due to the regulatory environment in which these subsidiaries operate.  During the nine months ended September 30, 2007, variations in these balances created operating cash outflows of $102.6 million compared with $77.7 million in the same period of 2006.  In the three months ended September 30, 2007, changes in these balances resulted in cash inflows of $5.9 million compared with outflows of $0.4 million in the same period of last year.

Ö

Dundee Realty generated operating cash flows of over $40 million in the nine months ended September 30, 2007.  Cash utilized in the development of land, housing and condominium inventory was approximately $4.6 million in the first nine months of this year.  In the same period of the prior year, real estate operations in Dundee Realty required net operating cash of $17.0 million which includes $38.0 million for land, housing and condominium activities.

Significant Cash Flows from Investing Activities

Ö

DundeeWealth paid cash of $155.1 million to acquire the 16.3% non-controlling interest in its subsidiary.

Ö

Gross additions of new AUM in DundeeWealth were $5.6 billion in the first nine months of 2007 (2006 – $4.4 billion).  Sales commissions paid on these new assets were $76.7 million (2006 – $64.4 million).

Ö

In the nine months ended September 30, 2007, we invested $586.5 million (2006 – $33.4 million) in new investments or in acquiring an increased interest in existing investment portfolio positions.  This amount includes $399 million paid to acquire the ABCP, as discussed above.  Proceeds from sales of corporate investments were $233.1 million in the nine months ended September 30, 2007 (2006 – $32.1 million) and includes $184.0 million from tendering part of our interest in Dundee REIT pursuant to the transactions discussed above.

Ö

Real estate acquisitions and development activities (other than for inventory referred to above) required cash of $68.8 million in the nine months ended September 30, 2007 compared with $93.9 million in the comparative 2006 period.

DUNDEE CORPORATION

Significant Cash Flows from Financing Activities

Ö

In the third quarter of 2007 and concurrent with the sale by DundeeWealth of its investment in Dundee Bank, DundeeWealth issued common shares to Scotiabank for aggregate consideration of $348.3 million.  DundeeWealth used the proceeds to immediately repay certain amounts owing on its revolving term credit facility.

Ö

DWM Inc., the wholly owned operating subsidiary of DundeeWealth paid a dividend of $122.9 million, of which $20 million was paid to its non-controlling shareholder, with the balance being paid to DundeeWealth and eliminated in these consolidated financial statements.  In addition, in the nine months ended September 30, 2007, Dundee Realty paid a dividend of $13.8 million to the non-controlling shareholder.

Ö

Early in 2007, DundeeWealth raised $155.6 million, less issue costs of $4.6 million, through the issuance of 4.75% cumulative redeemable first preference shares, including approximately $5.4 million received in the second quarter of this year following the exercise of the over allotment option provided by DundeeWealth in respect of this issuance.

Ö

The Company repaid amounts borrowed pursuant to its revolving term credit facility with the $183 million received from the Dundee REIT transaction.

Ö

In the first nine months of 2007, and facilitated by the proceeds received on the sale of revenue properties, real estate operations repaid a net amount of $8.8 million against its available lines of credit or against borrowings on specific properties.  In the same period of the previous year, Dundee Realty borrowed $92.1 million against available credit arrangements.

Our main operating subsidiaries in the wealth management segment function in a regulated environment and are therefore required to maintain levels of capital in liquid assets in accordance with regulatory requirements.  This may impact our ability to transfer cash resources within certain of our consolidated entities.  At September 30, 2007, all regulated entities complied with applicable regulatory capital requirements.

Cash Requirements

The Company’s $150 million revolving term credit facility allows it to manage its cash flow requirements by not having to dispose of investments at an inopportune time.  The Company has no amounts outstanding as at September 30, 2007.

On an ongoing and consolidated basis, the Company will require cash to support regulatory capital in its regulated subsidiaries, to support new business initiatives, to finance the sales commissions associated with new products, to develop our real estate inventory and our resource related properties, to purchase corporate investments, to meet the obligations under our other contractual commitments and to finance interest and dividend payments on our preferred shares and debt obligations.  The potential success of our business initiatives may necessitate increased capital beyond anticipated levels.

The sale of Dundee Bank and the associated investment in DundeeWealth equity has reduced our ongoing cash requirements to finance regulatory capital required to cover Dundee Bank’s growth in bank client deposits.  As at September 30, 2007, we have significantly reduced our borrowings following receipt of over $600 million in proceeds from this transaction, as well as receipt of $184 million on the redemption of certain of our Dundee REIT units.

A recurring capital requirement within DundeeWealth, is the financing required for mutual fund sales commissions, which DundeeWealth continues to fund internally, thereby permitting it to retain all of the management fees associated with the new assets and to benefit from the tax deduction associated with the commission expense.  From time to time, DundeeWealth elects to be a seed investor in new products which it launches.  At September 30, 2007, DundeeWealth has $387 million in unutilized borrowings under its bank credit facility and approximately $399 million of ABCP which may soon attain better liquidity status.

Our real estate segment will require working capital to finance development of planned land and housing and condominium projects.  We are expecting to continue to invest in our real estate segment in the future, both in acquiring new product and in developing existing projects.  We currently anticipate that operating cash flows from real estate activities will be sufficient to meet cash flow requirements for real estate development.  Our real estate segment has a revolving term credit facility of $100 million, providing us with increased flexibility to operate this business efficiently.

DUNDEE CORPORATION

As previously discussed, Eurogas intends to embark on a major project in Spain whereby it will construct an underground gas storage facility at an estimated cost of approximately $1.2 billion.  Equity financing and outside project financing will be required in order for Eurogas to complete the construction, however, we have committed to assist Eurogas by either arranging for or providing financing of up to €70 million, subject partially to the grant of all necessary project approvals, licences and permits, including the exploitation concession.

CONSOLIDATED QUARTERLY RESULTS

	2007			2006				2005
	30-Sept	30-June	31-Mar	31-Dec	30-Sept	30-Jun	31-Mar	31-Dec

Revenues	$ 333,572	$ 312,866	$ 300,731	$ 395,532	$ 227,551	$ 246,649	$ 243,533	$ 345,320
Dilution gain (loss)	74,127	3,263	57,076	550	2,098	(2,385)	3,547	2,946
Net earnings from continuing operations	108,567	20,133	94,854	38,289	2,976	35,121	17,662	46,136

Loss from discontinued operations, net of tax and
non-controlling interest	(74,914)	1,755	(1,609)	(3,650)	(1,186)	(1,063)	(589)	(626)

Share of earnings of discontinued operations
of Dundee REIT net of tax	98,456	(2,358)	1,038	1,197	1,510	2,120	1,302	(2,032)

Net Earnings for period	$ 132,109	$ 19,530	$ 94,283	$ 35,836	$ 3,300	$ 36,178	$ 18,375	$ 43,478

Earnings per Share
Basic
Continuing Operations	$ 1.44	$ 0.27	$ 1.26	$ 0.51	$ 0.04	$ 0.47	$ 0.24	$ 0.62
Discontinued Operations	0.31	(0.01)	(0.01)	(0.03)	0.00	0.01	0.01	(0.04)
	$ 1.75	$ 0.26	$ 1.25	$ 0.48	$ 0.04	$ 0.48	$ 0.25	$ 0.58
Diluted
Continuing Operations	$ 1.27	$ 0.24	$ 1.20	$ 0.44	$ 0.04	$ 0.44	$ 0.22	$ 0.58
Discontinued Operations	0.36	(0.01)	(0.01)	(0.03)	0.00	0.02	0.01	(0.03)
	$ 1.63	$ 0.23	$ 1.19	$ 0.42	$ 0.04	$ 0.46	$ 0.23	$ 0.55

➢

As a result of the sale of portfolio assets of Dundee REIT to GE Real Estate, the Company recorded equity earnings, net of tax, of $98.5 million in the third quarter of this year.  These earnings represent the Company’s share of the gain recognized by Dundee REIT in respect of the transaction.  As required by Canadian GAAP, the operations and resulting gain on sale of the portfolio assets have been recorded as our share of discontinued operations of equity accounted investees.

➢

Also included in earnings during the third quarter of 2007 is a loss of $74.9 million, representing the discontinued operations and resulting loss on sale realized by DundeeWealth on the sale of Dundee Bank.

➢

In the third quarter of 2007, we recorded a significant dilution gain of $74.1 million, primarily as a result of the issuance of equity to Scotiabank in that quarter.  A similarly significant dilution gain of $55.7 million was recorded in the first quarter of 2007 in respect of shares issued by DundeeWealth on the acquisition of the non-controlling shareholder’s interest in DWM Inc.  In the second and third quarters of 2006, the Company recorded a dilution gain of $17.9 million and a dilution loss of $7.0 million, respectively, with respect to its interest in Dundee Realty.

➢

Net earnings in the third quarter of 2007 include a gain of $16.3 million on our Exchangeable Debentures compared with a loss of $4.3 million in the second quarter of this year and a gain of $6.7 million in the first quarter of this year.  As previously discussed, Canadian GAAP requires that we state our liability in respect of our Exchangeable Debentures at the higher of the face value of the debentures or the value of the underlying units of Dundee REIT that would be delivered in the event that all exchange rights were tendered.  However, Canadian GAAP does not permit us to similarly revalue our investment in the Dundee REIT units that we intend to use to settle the exchange right.  This causes a discontinuity in earnings and we may therefore experience significant fluctuations in earnings on a period by period basis.

➢

Real estate operations are project driven.  Real estate revenue and associated real estate operating costs are only included in operations in periods where a development project is completed and sold.  Otherwise, these costs are deferred in real estate inventory.  This may also cause significant fluctuations in net operating earnings from period to period.

➢

Revenues in each of the fourth quarters of 2006 and 2005 from our wealth management operations, include performance fee revenues, net of related expenses.  These performance fee revenues are contingent on market values as at the respective year ends of the underlying portfolio, and accordingly they are recorded as revenues only when such year end values have been finalized.  Fourth quarter investment management revenues in 2006 and 2005 included performance fee revenues of $125.0 million and $31 million, respectively.

➢

Consistent with activity in the wealth management industry, our brokerage and mutual fund dealer activities expect higher retail commissions and trailer service fee revenue in the first quarter of each year as this is the high-volume RRSP season.

DUNDEE CORPORATION

➢

Investment income includes income earned from dispositions of our investment holdings.  Investment gains or losses are only recorded when we dispose of an investment and we therefore experience significant quarterly fluctuations in these amounts, depending on when we actually effect a disposition.

➢

Our share of earnings of equity accounted investees is included in net earnings for each quarter.  Earnings from each of our equity accounted investees and dilution gains and losses in investee companies may fluctuate significantly from period to period and may depend on market forces or other operating conditions that are not necessarily under our control.  This is particularly evident commencing in the second quarter of 2006 where higher metal prices increased earnings in Breakwater and Dundee Precious, which contributed to $12.9 million of earnings from equity accounted investments in that period.  This continued in the third and fourth quarters of 2006 with equity earnings of $10.4 million and $13.2 million, respectively.

➢

In the fourth quarter of 2006, we determined that uncertainties in our Bolivian properties and uncertainties regarding a resource investment that depends upon financing from the income trust sector required us to record an aggregate investment provision of $12.0 million.  The timing of circumstances requiring investment provisions depends upon many factors and is not predictable.

CONTINGENCIES, COMMITMENTS AND OFF BALANCE SHEET OBLIGATIONS

Other than as disclosed in the notes to the interim consolidated financial statements and as set out below, there have been no substantive changes to the description and nature of contingencies, commitments and off balance sheet obligations from those described in note 16 to the 2006 Audited Consolidated Financial Statements and the Management’s Discussion and Analysis as at and for the year ended December 31, 2006.

Shareholders’ Agreement in Respect of DundeeWealth

On September 28, 2007, we entered into a shareholders’ agreement with The Bank of Nova Scotia (“Scotiabank”) in respect of each of our interests in DundeeWealth.  The agreement was entered into concurrently with the transaction of the same date pursuant to which Scotiabank made an investment in DundeeWealth, purchasing an 18% equity interest predominantly through the acquisition of non-voting special shares.  The terms of the agreement provide for pre-emptive rights in connection with issuances of equity by DundeeWealth.  In addition, the agreement provides "right of first offer" provisions which give each party a first right to purchase any shares of DundeeWealth which the other shareholder wishes to sell.  These are subject to certain "right to match" provisions if the parties do not initially agree on a sale transaction and the seller receives an offer from a third party.  Scotiabank has also agreed to customary "standstill" restrictions that prohibit Scotiabank`s acquisition of more than a 20% interest in DundeeWealth and has agreed that it will not vote or not vote against the election by the Company of a majority of directors of DundeeWealth.  Through our investment in common shares, we continue to control DundeeWealth with a 60% voting interest.

Commitments in Respect of Eurogas Corporation (“Eurogas”)

In September 2007, we provided a commitment letter to Eurogas, in respect of Eurogas’ Spanish subsidiary which commits us to either arranging for or providing financing of €45,000,000 for Eurogas until the completion of project financing (the “Financial Close”) for the Castor Project which is anticipated in April 2008.  In addition, we are committed for the final equity requirement of the project financing of €25,000,000 at Financial Close, if then required, subject to the grant of all necessary project approvals, licences and permits on a timely basis, including the exploitation concession.  Eurogas has also recently announced that it intends to raise equity by way of a rights offering.  Subject to regulatory approvals and final determination of pricing, we have agreed to provide Eurogas with a commitment to purchase all of the common shares offered pursuant to the rights offering not otherwise exercised, the proceeds of which will reduce our obligation under the commitment letter.

ACCOUNTING POLICIES AND ESTIMATES

Certain accounting policies are critical to understanding our results of operations and financial condition and some of these policies require us to make certain judgements and estimates on matters that are uncertain.  Changes in estimates may have a material impact on our financial results and condition.  The interim unaudited consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 1 to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2006 (“2006 Audited Consolidated Financial Statements”), except that a significant change in accounting policy was adopted on January 1, 2007 related to financial instruments standards as noted below.

DUNDEE CORPORATION

As a result of the new accounting standards, our portfolios of trading securities and available-for-sale securities are carried on our consolidated balance sheet at fair value.  Fair value is determined using mark-to-market prices where available, with unrealized gains and losses on trading securities being recognized immediately in earnings, and with unrealized gains and losses on available-for-sale securities recognized in other comprehensive income.  The value of some of our financial instruments is based on quoted market prices.  However,  some of our investments do not have associated market prices and therefore the Company is required to perform an estimate of the fair value as at each period end.  A discussion of the estimation techniques and significant uncertainties surrounding the valuation of ABCP have been outlined above.  In addition, our investments in CLO’s and other structured products are traded in an over-the counter environment and there is no publicly disclosed, liquid secondary market to provide reference prices.  We therefore have established an alternative mark-to-market process in respect of these investments which involves the receipt of indicative bid values from third party dealers which values are determined by third party valuation techniques that reflect an awareness of market transactions, an assessment of prevailing secondary and primary market conditions and deal-specific parameters.  These values are reviewed internally and compared to market prices for similar instruments, to movements of indices of the underlying assets, and to the mark-to-market prices of similarly rated investments within the portfolio.  These mark-to-market prices do not necessarily reflect trading prices.  Uncertainty in estimating these parameters and other qualitative aspects of these valuation models can impact the amount of revenue or loss or the amount of other comprehensive income recorded in a particular period.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments

On January 1, 2007, the Company adopted the provisions of CICA Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”, 3865, “Hedges”, 1530, “Comprehensive Income” and 3251, “Equity”.

The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables.  In addition, the standards require that all financial assets, including all derivatives, be measured at fair value on the consolidated balance sheet with the exception of loans, receivables and investments classified as held to maturity, which are measured at amortized cost calculated on an effective yield basis.  Changes in the fair value of securities classified as trading continue to be reported in earnings along with any from those designated at fair value, while changes in the fair value of securities classified as available for sale are reported within accumulated other comprehensive income (“AOCI”) until the financial asset is disposed of, or becomes impaired.  Similarly, the standards require that all financial liabilities be measured at fair value on the consolidated balance sheet when they are held for trading or when they are classified as derivatives.  Other financial liabilities are measured at amortized cost on an effective yield basis.

Generally, trading securities held by DundeeWealth were not impacted by the application of the new standards and we continue to report realized and unrealized gains and losses in earnings.  On application of the new standards, our corporate and banking investment portfolios were classified as available-for-sale securities and accordingly, these items are now carried on our consolidated balance sheets using mark-to-market pricing, with the amounts of unrealized gains and losses being reported as AOCI.

As required, these standards have been applied as an adjustment to opening retained earnings and AOCI which resulted in AOCI increasing by approximately $7.1 million.  In accordance with GAAP, prior period balances have not been restated.  Refer to note 1 to the interim unaudited consolidated financial statements for more detailed information.

AOCI is included on the consolidated balance sheet as a separate component of shareholders’ equity and is shown on a net of tax basis.

Convertible and Other Debt Instruments with Embedded Derivatives

On June 30, 2007, the Company adopted the provisions of CICA Emerging Issues Committee Abstract 164 “Convertible and Other Debt Instruments with Embedded Derivatives” on a retrospective basis.  The adoption of this Abstract had no impact on the Company.

DUNDEE CORPORATION

FUTURE ACCOUNTING CHANGES

Capital Disclosures

In December 2006, the CICA issued a new accounting standard, section 1535 “Capital Disclosures”, which requires an entity to provide both qualitative and quantitative disclosures which will enable users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital.  This new standard will be effective for the Company on January 1, 2008.

Financial Instruments

In December 2006, the CICA issued two new accounting standards, section 3862 “Financial Instruments – Disclosures” and section 3863 “Financial Instruments – Presentation”.  These new sections enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks.  These new standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, although the standards permit early adoption.  The Company is currently evaluating the implications of implementing these new standards.

MANAGING RISK

Except as set out in this Management’s Discussion and Analysis and described below, no changes have been identified to risk factors affecting our business and our approaches to managing these risks from those described in our management’s discussion and analysis as at and for the year ended December 31, 2006.

ADDITIONAL RISKS RELATED TO ABCP

In addition to the key terms of the Montreal Proposal mentioned previously in this MD&A, it has also been announced that the ABCP conduits would negotiate the trigger levels in the leveraged transactions within each ABCP conduit in an effort to improve the stability of the underlying credit default swaps.

The current ratings of the ABCP conduits reflect the high credit quality of the underlying assets and the key terms of the Montreal Proposal, including that trigger levels will be removed or made more remote.  Should there be changes in the status of these key terms of the Montreal Proposal, it is possible that negative ratings actions may be warranted which would reflect the possibility of collateral calls or the lack of collateral support.  In any event, we believe that when the ABCP conduits are restructured, new ratings may be assigned which would reflect the various terms of the new structures.

Until the terms of the Montreal Proposal become known, there remains considerable uncertainty and the ultimate restructurings of the ABCP conduits may result in a further reduction in value of the ABCP investments held by the Company which will be recorded in continuing operations.

CONTROLS AND PROCEDURES

As part of the Company’s annual assessment process, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that internal control over financial reporting was effective as of December 31, 2006.  The Company’s Chief Executive Officer and Chief Financial Officer certified the foregoing, as required by Multilateral Instrument 52-109.

The Company’s Chief Executive Officer and Chief Financial Officer certified the appropriateness of the financial disclosures in the Company’s interim management’s discussion and analysis and unaudited consolidated financial statements for the nine months ended September 30, 2007.  They also certified that they are responsible for the design of disclosure controls and procedures and internal control over financial reporting.  There have been no changes in internal control over financial reporting during the nine months ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

DUNDEE CORPORATION

FORWARD LOOKING STATEMENTS

This interim Management’s Discussion and Analysis contains forward looking statements about the Company, including its business operations, strategy and expected financial performance and conditions.  Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions.  Such statements are based on the current expectations of management, and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry, generally.  These forward looking statements are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  The risks, uncertainties and other factors that could influence actual results are described in the “Managing Risk” section of our Management’s Discussion and Analysis as at and for the year ended December 31, 2006.  We caution that the foregoing list is not exhaustive of all possible factors.  Other factors could materially affect the Company’s results.  Please see the discussion in this Management’s Discussion and Analysis which outlines certain other factors that may affect our future results.  When relying on forward looking statements to make decisions about the Company, investors and others should carefully consider these factors, as well as other uncertainties, and potential events.  Assumptions about the future performance of the Canadian and U.S. economies and how they will affect the Company’s businesses were material factors considered by the Company when determining provisions for ABCP investment losses.  Among other matters, these fair value estimates are dependent upon the outcome of the future restructuring of ABCP under the terms of the Montreal Proposal.

The forward-looking statements that are contained in this report are made as of November 13, 2007, and, except as may be required by applicable law, the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise.  The reader is cautioned not to place undue reliance on forward-looking statements.

INFORMATION CONCERNING DUNDEE CORPORATION

Additional information relating to Dundee Corporation, including a copy of the Company’s Annual Information Form, may be found on SEDAR at www.sedar.com.

Toronto, Ontario

November 13, 2007

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D B A L A N C E S H E E T S

As at September 30, 2007 and December 31, 2006
(expressed in thousands of Canadian dollars) (unaudited)

	September 30, 2007	December 31, 2006
		(Restated)
ASSETS
Cash and cash equivalents	$196,719	$194,532
Cash collateral, structured notes	5,059	4,964
Accounts receivable	250,722	347,569
Client accounts and loans receivable (note 3)	714,704	320,643
Trading securities owned, brokerage	419,087	46,420
Securities owned, banking	n/a	225
Available-for-sale securities (notes 1 and 4)
Securities owned, banking	225	n/a
Corporate investments	615,836	n/a
Equity accounted investments (notes 1 and 5)	282,823	321,343
Corporate investments (notes 1 and 4)	n/a	154,158
Deferred sales commissions	201,065	173,802
Capital, real estate and other assets	531,426	500,076
Goodwill and other intangible assets (notes 2 and 7)	706,233	440,676
Assets of discontinued operations (note 2)	-	1,045,026
TOTAL ASSETS	$3,923,899	$3,549,434

LIABILITIES
Bank indebtedness	$111,058	$49,659
Accounts payable and accrued liabilities	277,887	281,511
Client deposits and related liabilities (note 8)	583,532	269,636
Trading securities sold short, brokerage	352,492	13,091
Income taxes payable	67,147	53,399
Corporate debt (note 9)	476,940	424,156
Preference shares, series 1 (note 10)	146,933	141,902
Future income tax liabilities	139,786	87,143
Liabilities of discontinued operations (note 2)	-	938,319
	2,155,775	2,258,816

NON-CONTROLLING INTEREST	690,530	471,313

SHAREHOLDERS' EQUITY
Share capital (note 11)
Common shares	291,841	289,849
Contributed surplus	6,397	5,426
Retained earnings	771,911	525,525
Accumulated other comprehensive income (loss) (note 1)	7,445	(1,495)
	1,077,594	819,305
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,923,899	$3,549,434
The accompanying notes are an integral part of these consolidated financial statements

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F O P E R A T I O N S

For the three and nine months ended September 30, 2007 and 2006
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

		Three Months		Nine Months
	2007	2006	2007	2006

REVENUES		(Restated)		(Restated)
Management fees	$118,558	$92,391	$339,715	$273,121
Redemption fees	3,237	2,798	11,260	9,480
Financial services	94,858	80,717	322,279	278,570
Real estate revenues	88,782	37,787	233,202	122,306
	305,435	213,693	906,456	683,477
Investment income (note 6)	28,137	13,858	40,713	34,256
	333,572	227,551	947,169	717,733

EXPENSES
Selling, general and administrative	80,952	74,124	246,693	213,544
Variable compensation	65,516	53,378	217,622	183,524
Trailer service fees	32,724	26,122	95,189	75,897
Operating costs, real estate	57,046	28,713	149,361	88,319
	236,238	182,337	708,865	561,284

OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON-CASH ITEMS	97,334	45,214	238,304	156,449
Amortization of deferred sales commissions	17,310	13,941	49,443	39,592
Depreciation, depletion and amortization	6,037	7,502	20,763	20,003
Interest expense	12,600	11,738	30,277	26,239
(Gain) loss on exchangeable debentures (note 9)	(13,977)	15,062	(16,293)	15,062

OPERATING EARNINGS (LOSS)	75,364	(3,029)	154,114	55,553
Share of earnings of equity accounted investees	5,220	12,176	39,112	50,254
Dilution gains (note 2)	74,127	2,098	134,466	3,260
Income taxes
Current	(50,971)	(6,668)	(85,121)	(26,615)
Future	16,338	413	8,004	(7,020)
	(34,633)	(6,255)	(77,117)	(33,635)

Non-controlling interest	(11,511)	(2,014)	(27,021)	(19,673)
NET EARNINGS FROM CONTINUING OPERATIONS	108,567	2,976	223,554	55,759

Loss from discontinued operations, net of tax and
non-controlling interest (notes 2 and 4)	(74,914)	(1,186)	(74,768)	(2,838)
Share of earnings of discontinued operations of Dundee REIT,
net of tax (note 5)	98,456	1,510	97,136	4,932

NET EARNINGS FOR THE PERIOD	$132,109	$3,300	$245,922	$57,853

NET EARNINGS PER SHARE (note 12)
Basic
Continuing operations	$1.44	$0.04	$2.97	$0.74
Discontinued operations	$0.31	$0.00	$0.30	$0.03
Basic earnings per share	$1.75	$0.04	$3.27	$0.77
Diluted
Continuing operations	$1.27	$0.04	$2.61	$0.69
Discontinued operations	$0.36	$0.00	$0.35	$0.03
Diluted earnings per share	$1.63	$0.04	$2.96	$0.72
The accompanying notes are an integral part of these consolidated financial statements

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C O M P R E H E N S I V E I N C O M E

For the three and nine months ended September 30, 2007 and 2006
(expressed in thousands of Canadian dollars) (unaudited)

		Three Months		Nine Months
	2007	2006	2007	2006

NET EARNINGS FOR THE PERIOD	$132,109	$3,300	$245,922	$57,853
Other comprehensive income
Changes in unrealized gains and losses on available-for-sale securities	(23,626)	-	(14,056)	-
Changes in unrealized foreign currency translation	(5,231)	(25)	(10,721)	235
Share of other comprehensive income of equity accounted investees	(5,981)	-	(15,751)	-
Non-controlling interest in other comprehensive income	3,013	-	8,252	-
Income taxes (recovery) deducted from the above items:
Changes in unrealized gains and losses on available-for-sale securities	7,706	-	4,544	-
Changes in unrealized foreign currency translation	1,326	-	2,843	-
Share of other comprehensive income of equity accounted investees	1,894	-	5,118	-
Other comprehensive income (loss) from continuing operations	(20,899)	(25)	(19,771)	235

Unrealized losses from discontinued operations	(86,002)	-	(94,819)	-
Transfer to earnings from discontinued operations for losses
realized on sale of Dundee Bank (note 2)	94,539	-	94,539	-
Other comprehensive income (loss) from discontinued operations	8,537	-	(280)	-
Total other comprehensive income (loss)	(12,362)	(25)	(20,051)	235
COMPREHENSIVE INCOME	$119,747	$3,275	$225,871	$58,088
The accompanying notes are an integral part of these consolidated financial statements

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F R E T A I N E D E A R N I N G S

As at and for the three and nine months ended September 30, 2007 and 2006
(expressed in thousands of Canadian dollars) (unaudited)

		Three Months		Nine Months
	2007	2006	2007	2006

RETAINED EARNINGS, BEGINNING OF PERIOD	$639,802	$487,358	$525,525	$436,607

Transitional adjustment (note 1)	-	-	464	-
Net earnings	132,109	3,300	245,922	57,853
Cancellation of options	-	(822)	-	(3,057)
Acquisition of Class A subordinate shares for cancellation	-	(116)	-	(1,683)

RETAINED EARNINGS, END OF PERIOD	$771,911	$489,720	$771,911	$489,720
The accompanying notes are an integral part of these consolidated financial statements

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S

For the three and nine months ended September 30, 2007 and 2006
(expressed in thousands of Canadian dollars) (unaudited)
		Three Months		Nine Months
	2007	2006	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings from continuing operations for the period	$108,567	$2,976	$223,554	$55,759
Non-cash items in net earnings:
Depreciation, depletion and amortization	23,347	21,443	70,206	59,595
Net investment (gains) losses	(14,669)	(11,311)	(30,740)	(27,203)
Share of unremitted equity earnings	(5,220)	(12,176)	(39,112)	(50,254)
Dilution (gains) losses	(74,127)	(2,098)	(134,466)	(3,260)
(Gain) loss on exchangeable debentures	(13,977)	15,062	(16,293)	15,062
Future income taxes	(16,338)	(413)	(8,004)	7,020
Non-controlling interest	11,511	2,014	27,021	19,673
Other	6,642	6,510	19,088	9,336
	25,736	22,007	111,254	85,728
Changes in:
Cash collateral, structured notes	(45)	(5,000)	(95)	(5,000)
Accounts receivable	(3,658)	(28,186)	118,322	43,755
Accounts payable and accrued liabilities	13,271	15,478	(34,163)	3,004
Bank indebtedness	(18,932)	21	61,399	(12,144)
Income taxes payable	48,798	370	13,939	(10,507)
Securities owned and sold short, net	(15,604)	(13,074)	(22,435)	(20,261)
Client accounts and loans receivable, net of client
deposits and related liabilities	21,517	12,696	(80,165)	(57,401)
Development of land, housing and condominium inventory	8,483	(20,102)	(4,585)	(38,071)
Other real estate working capital	(31,172)	2,404	(4,600)	(502)
Cash provided from (used in) operating activities from continuing operations	48,394	(13,386)	158,871	(11,399)
Cash (used in) provided from operating activities from discontinued operations	(6,265)	49,493	(6,265)	61,710
CASH PROVIDED FROM OPERATING ACTIVITIES	42,129	36,107	152,606	50,311
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in real estate revenue properties	(5,287)	(2,174)	(5,287)	(9,900)
Investment in other real estate assets	3,453	(45,977)	-	(64,708)
Net proceeds on sales of revenue properties	-	-	20,637	-
Sales commissions incurred on distribution of mutual funds	(20,713)	(17,400)	(76,706)	(64,398)
Proceeds from dispositions of corporate investments	227,133	29,431	233,089	32,053
Acquisitions of corporate investments	(457,601)	(22,922)	(586,456)	(33,408)
Acquisition of shares from non-controlling interests	-	-	(155,105)	(1,000)
Cash disbursed in business combinations	-	(2,109)	(1,043)	(5,988)
Acquisition of land held for development	(9,706)	-	(24,206)	-
Acquisition of capital and other tangible assets	(12,559)	(12,335)	(39,343)	(19,312)
Cash (used in) provided from investing activities from continuing operations	(275,280)	(73,486)	(634,420)	(166,661)
Cash provided from investing activities from discontinued operations	123,650	10,002	15,650	6,270
CASH (USED IN) PROVIDED FROM INVESTING ACTIVITIES	(151,630)	(63,484)	(618,770)	(160,391)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of preference shares by subsidiary, net of costs	(365)	(232)	150,604	145,382
Issuance of shares to non-controlling shareholders
of subsidiaries	355,279	(6,907)	360,780	(5,441)
Redemption of debentures due September 2007	-	(150,000)	-	(150,000)
Change in real estate debt	14,546	65,629	(8,811)	92,070
Change in corporate debt	(174,197)	102,713	5,849	14,714
Issuance of Class A subordinate shares, net of issue costs	1,619	664	1,992	3,411
Acquisition of Class A subordinate shares, net of costs	-	(115)	-	(2,528)
Share incentive arrangements	-	-	(400)	-
Cancellation of shares in subsidiary	(1,704)	(594)	(4,738)	(784)
Dividends paid by subsidiaries to non-controlling shareholders	(5,275)	(2,458)	(36,925)	(4,000)
Cash provided from financing activities from continuing operations	189,903	8,700	468,351	92,824
Cash provided from financing activities from discontinued operations	-	-	-	-
CASH PROVIDED FROM FINANCING ACTIVITIES	189,903	8,700	468,351	92,824
NET INCREASE (DECREASE) IN CASH
DURING THE PERIOD	80,402	(18,677)	2,187	(17,256)
Cash and cash equivalents, beginning of period	116,317	363,409	194,532	413,320
	196,719	344,732	196,719	396,064
Less: Cash and cash equivalents from discontinued operations	-	59,492	-	110,824
CASH AND CASH EQUIVALENTS, END OF PERIOD	$196,719	$285,240	$196,719	$285,240
Cash flows from operating activities include the following:
Interest paid	$12,600	$3,239	$30,277	$17,740
Taxes paid	$5,718	$36,792	$76,914	$71,804
The accompanying notes are an integral part of these consolidated financial statements

DUNDEE CORPORATION

DUNDEE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the nine months ended September 30, 2007 (tabular dollar amounts in thousands of dollars, except per share amounts) (unaudited)

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AND BASIS OF PRESENTATION

These interim consolidated financial statements of Dundee Corporation (the “Company” or “Dundee Corporation”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Other than as described herein, these interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 1 to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2006 (“2006 Audited Consolidated Financial Statements”).  The Company’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual consolidated financial statements and, accordingly, should be read in conjunction with the 2006 Audited Consolidated Financial Statements.

The preparation of interim consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingencies as at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Stock Split

Applicable share and per share amounts have been retrospectively adjusted to reflect a three-for-one split of the Company’s class A subordinate voting shares and class B common shares that occurred in July 2007.  Please see Note 11 for a description of this stock split.

Financial Instruments

On January 1, 2007, the Company adopted the provisions of CICA handbook sections 3855 “Financial Instruments”, 3865 “Hedges”, 1530 “Comprehensive Income” and 3251 “Equity”.

These standards require that all financial assets be classified as trading, available for sale (“AFS”), held to maturity (“HTM”) or loans and receivables. Transaction costs that are directly attributable to the acquisition or issue of a financial instrument, classified as other than trading, are added to the carrying amount. Furthermore, these standards require that all financial assets be measured at fair value with the exception of loans and receivables, debt securities classified as held to maturity and AFS equities which do not have quoted market values in active markets.

Changes in the unrealized fair value of financial assets designated as trading continue to be reported in earnings in the consolidated statement of operations.  Changes in the unrealized fair value of financial assets designated as AFS are reported as other comprehensive income (“OCI”) in the consolidated statement of comprehensive income and are included in accumulated other comprehensive income (“AOCI”) until the financial asset is disposed of or becomes impaired.

DUNDEE CORPORATION

Classification of Financial Instruments

Trading Financial Assets and Liabilities

Trading financial assets and liabilities are securities which are purchased for resale and are generally held for short periods of time.  The Company’s trading portfolio is generally related to the brokerage business of its subsidiary, DundeeWealth Inc. (“DundeeWealth”).  Trading securities are measured at fair value at the balance sheet date.  Fair value is determined based on market value or, where market prices are not readily available, on quoted market prices for similar securities or other third party evidence.  Both realized and unrealized gains and losses from changes in fair value are recorded in earnings and are reported as financial services revenue.

Available-for-Sale Financial Assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as AFS or that are not classified as loans and receivables, HTM, trading, or designated as fair value financial assets and which are not subject to significant influence.  AFS securities are generally carried at fair values with unrealized gains and losses included in AOCI as described above.  Where available, fair value is determined using quoted market prices from active markets.  Fair value for collateralized corporate loan obligations and other structured products, for which market quotations are not readily available, is provided by the respective third-party underwriter of the financial instrument, in the form of an indicative bid value or, where available, the most recent trading price of the individual security.  The selling dealer uses a valuation model that incorporates prevailing secondary and primary market conditions and deal specific parameters.  The valuation model is based, in part, on assumptions that may not be supported by observable market prices or rates.  Indicative bid values provided are independently assessed internally, by qualified professionals to ensure that they are reasonable.  Equity securities without active markets may be valued at cost.

The fair value for asset-backed commercial paper (“ABCP”) was previously determined by quoted market prices.  However, during the third quarter of 2007, the Canadian capital markets experienced severely unfavourable market conditions, which resulted in significantly reduced liquidity.  The Company has therefore estimated the fair value of these financial instruments using a valuation technique that consisted of a review of the underlying asset classes, a review of the information concerning the particular conduits that are owned by the Company and a series of proxies and industry information on which to determine the appropriate values for financial reporting (note 4).  At September 30, 2007, there is significant uncertainty with respect to the valuation of ABCP and material adjustments to the valuation may occur in future periods.

Dividends, interest and realized gains and losses on sale of AFS are included in investment income.  Write-downs for other-than-temporary impairments in value, as may be required, are included in the consolidated statement of operations.  Other-than-temporary impairments are deemed to have occurred when investments are in default or require restructuring.

Loans and Receivables

Loans and accounts receivable continue to be accounted for at amortized cost.

Held-to-Maturity Financial Assets

Financial assets designated as HTM comprise non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that the Company has the intent and ability to hold to maturity.  Held-to-maturity financial assets are recorded at amortized cost.  The Company has not presently designated any such assets.

Designated at Fair Value Financial Assets and Liabilities

Upon initial recognition, the Company may elect to designate financial assets and liabilities at fair value and account for such in the same manner as trading financial assets and liabilities.  The Company has not presently elected to designate any such assets or liabilities.

DUNDEE CORPORATION

Financial Liabilities

Financial liabilities include all liabilities, other than derivatives and trading financial liabilities relating to securities sold short, or liabilities which have been designated at fair value on initial recognition.  Financial liabilities are recorded at amortized cost.

Derivatives

Derivatives are carried at fair value and are reported as assets in circumstances when they have a positive fair value and liabilities when they have a negative fair value.  Derivatives may be embedded in other financial and non-financial instruments.  Under the new standards, embedded derivatives are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading or designated at fair value.  Otherwise, embedded derivatives are classified as part of the host instrument and measured at fair value with changes therein recognized in the consolidated statement of operations.

Equity

Accumulated Other Comprehensive Income

AOCI is included on the consolidated balance sheet as a separate component of shareholders’ equity on a net of tax basis.  It includes net unrealized gains and losses on AFS securities, unrealized foreign exchange translation items and gains and losses on derivatives designated as effective cash flow hedges.

Hedge Accounting

Where derivative instruments are held for risk management purposes, and when transactions meet the criteria specified in section 3865, the Company applies fair value hedge accounting, cash flow hedge accounting, or accounting for hedges of net investments in self-sustaining foreign operations, as appropriate, to the risks being hedged.  When hedge accounting is not applied, the change in the fair value of the derivative is always recognized in earnings.

For a derivative to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception and tested on an ongoing basis.  Documentation must include a description of the risk management objective and strategy, of the specific asset, liability or cash flow being hedged, and describe the test for ongoing assessment of the effectiveness of the hedge.

Ineffectiveness of a hedge may result if changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item, or if the cumulative change in fair value of the hedging derivative differs from the cumulative change in fair value of expected future cash flows of the hedged item.  Effectiveness of a hedge requires a high correlation of changes in fair values or cash flows.  The amount of ineffectiveness, provided that it is not sufficient to disqualify the use of hedge accounting, is generally recorded in earnings.

Cash Flow Hedges

Prior to the sale of DundeeWealth’s banking subsidiary (note 2), DundeeWealth designated cash flow hedges as part of risk management strategies that used derivatives and other financial instruments to mitigate risk from variable cash flows by hedging forecasted foreign currency denominated cash flows.

The effectively hedged portion of the change in fair value of derivative instruments was originally offset through OCI until the variability in cash flows being hedged was recognized in earnings in future accounting periods, at which time the cumulative amount recorded in AOCI was reclassified into earnings.  The ineffectively hedged portion of changes in fair value of the derivatives was recognized in earnings.  If the hedging instrument expired, was sold, terminated or exercised, or where the hedge no longer met hedge accounting criteria, the hedge relationship was terminated and any remaining amount in AOCI remained therein until the hedged forecast transaction was consummated, at which time it was transferred to earnings.  If a hedged forecast transaction was no longer expected to occur, the cumulative gain or loss recorded in AOCI was immediately recognized in earnings.

DUNDEE CORPORATION

As part of the sale of DundeeWealth’s banking subsidiary, any outstanding amounts in AOCI relating to cash flow hedges were transferred to earnings and recorded in discontinued operations in the consolidated statements of operations.  As at September 30, 2007, the Company has not designated any arrangements as cash flow hedges.

Fair Value Hedges

The Company’s risk management strategies include the use of fair value hedges. The Company does not presently have any fair value hedges.

Hedges of Net Investments in Self-sustaining Foreign Operations

The Company’s risk management strategies include the use of hedges of net investments in self-sustaining foreign operations.  However, the Company does not presently have any hedges of net investments in self-sustaining foreign operations.

Transitional Adjustment

In accordance with Canadian GAAP, the standards previously described have been applied as an adjustment to opening retained earnings and opening accumulated other comprehensive income.  Prior period balances have not been restated although descriptions may have been clarified to accord with updated nomenclature.

DUNDEE CORPORATION

The impact of adopting these standards as at January 1, 2007 is as follows:

		As at December 31, 2006
	As at January 1, 2007		Transition	As
		Reclassification	Adjustments	Filed

ASSETS
Cash and cash equivalents	$ 199,496	$ -	$ -	$ 199,496
Securities owned, brokerage	46,420	-	-	46,420
Securities owned, banking	(866,311)	-	(866,536)	225
Accounts receivable	346,791	-	(778)	347,569
Client accounts and loans receivable	320,643	-	-	320,643
Available-for-sale securities
Securities owned, banking	866,536	-	866,536	-
Corporate investments	187,989	-	187,989	-
Equity accounted investments	336,693	-	15,350	321,343
Corporate investments	-	-	(154,158)	154,158
Deferred sales commissions	173,802	-	-	173,802
Capital, real estate and other assets	493,973	(7,339)	1,236	500,076
Goodwill and other intangible assets	440,676	-	-	440,676
Assets of discontinued operations	1,045,445	-	419	1,045,026
IMPACT ON TOTAL ASSETS	$ 3,592,153	$ (733,9)	$ 50,058	$ 3,549,434

LIABILITIES
Bank indebtedness	$ 49,659	$ -	$ -	$ 49,659
Accounts payable and accrued liabilities	281,511	-	-	281,511
Trading securities sold short, brokerage	13,091	-	-	13,091
Client deposits and related liabilities	269,636	-	-	269,636
Income taxes payable	53,206	-	(193)	53,399
Corporate debt	421,321	(2,835)		424,156
Preference shares, series 1	138,634	(4,504)	1,236	141,902
Future income tax liabilities	103,321	-	16,178	87,143
Liabilities of discontinued operations	938,458	-	139	938,319
IMPACT ON LIABILITIES	2,268,837	(7,339)	17,360	2,258,816
NON-CONTROLLING INTEREST	474,556	-	3,243	471,313

SHAREHOLDERS' EQUITY
Share capital				-
Common shares	289,849	-	-	289,849
Contributed surplus	5,426	-	-	5,426
Retained earnings	525,989	-	464	525,525
Accumulated other comprehensive income
Net foreign currency gains and losses on investment in self sustaining operations	(1,495)	-	-	(1,495)
Changes in unrealized gains and losses on available-for-sale securities	33,831	-	33,831	-
Changes in gains and losses on foreign currency cash flow hedges	-	-	-	-
Share of other comprehensive income of equity accounted investees	13,835	-	13,835	-
Non-controlling interest in other comprehensive income	(3,243)	-	(3,243)	-
Discontinued operations	-	-	-	-
Income taxes (recovery) deducted from the above items:	-	-	-	-
Changes in unrealized gains and losses on available-for-sale securities	(11,147)	-	(11,147)	-
Changes in gains and losses on foreign currency cash flow hedges	-	-	-	-
Share of other comprehensive income of equity accounted investees	(4,565)	-	(4,565)	-
Discontinued operations	280	-	280	-
IMPACT ON SHAREHOLDERS' EQUITY	848,760	-	29,455	819,305
IMPACT ON LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,592,153	$ (7,339)	$ 50,058	$ 3,549,434

DUNDEE CORPORATION

Financial assets classified as AFS at January 1, 2007 include $154,158,000 (fair value $187,989,000) of financial assets previously classified as corporate investments.  Equity accounted investments amounting to $321,343,000, previously classified as corporate investments, are accounted for at cost adjusted for the proportionate share of earnings or losses and other comprehensive income of the investee.  The $15,350,000 adjustment to equity accounted investments represents the Company’s portion of the transitional adjustments made by the equity investees at January 1, 2007.

Convertible and Other Debt Instruments with Embedded Derivatives

On June 30, 2007, the Company adopted the provisions of CICA Emerging Issues Committee Abstract 164 “Convertible and Other Debt Instruments with Embedded Derivatives” on a retrospective basis.  The adoption of this Abstract had no impact on the Company.

Reclassification of Certain Items

The interim consolidated financial statements for the comparative nine month period ended September 30, 2006 have been restated to reflect the acquisition of Dundee Wealth BHC on a continuity of interest basis as detailed in note 2 to the 2006 Audited Consolidated Financial Statements.

2.

BUSINESS COMBINATIONS – ACQUISITIONS AND DISPOSITIONS

Disposition of Dundee Bank of Canada

On September 28, 2007, DundeeWealth completed the sale of its wholly-owned subsidiary, Dundee Bank of Canada (“Dundee Bank”) for $260,000,000 in cash.  DundeeWealth has determined that the operations and cash flows from Dundee Bank have been substantially eliminated from its ongoing operations as a result of the sale and DundeeWealth will not have any significant continuing involvement in the operations of Dundee Bank.  Accordingly, the financial position of and operating results from Dundee Bank have been classified as discontinued operations in the consolidated balance sheet as at December 31, 2006 and in the consolidated statements of operations for the three and nine months ended September 30, 2007 and 2006.  The composition of the loss from discontinued operations is as follows:

		Three months to September 30,		Nine months to September 30,
	2007	2006	2007	2006
Net banking interest	$ 7,120	$ 410	$ 14,764	$ 675
Other revenues	10,743	6	11,454	13
Write-down of ABCP	(57,600)	-	(57,600)	-
	(39,737)	416	(31,382)	688
Expenses	16,678	2,759	31,035	6,320
LOSS FROM OPERATIONS	(56,415)	(2,343)	(62,417)	(5,632)
Future income tax	19,266	75	25,526	215
Non-controlling interest	-	370	-	882
OPERATING LOSS, NET OF TAXES	$ (37,149)	$ (1,898)	$ (36,891)	$ (4,535)

Aggregate loss from discontinued operations
Operating loss	$ (37,149)	$ (1,898)	$ (36,891)	$ (4,535)
Transfer to discontinued operations of losses
recognized in accumulated other comprehensive
income to date of sale	(140,057)	-	(140,057)	-
Future income tax	45,518	-	45,518	-
Loss on sale of subsidiary	(1,350)	-	(1,350)	-
	$ (133,038)	$ (1,898)	$ (132,780)	$ (4,535)
Non-controlling interest	58,124	712	58,012	1,697
NET LOSS FROM DISCONTINUED OPERATIONS	$ (74,914)	$ (1,186)	$ (74,768)	$ (2,838)

DUNDEE CORPORATION

DundeeWealth has disposed of all the assets and liabilities of Dundee Bank.  The composition of the carrying value of the assets and liabilities of discontinued operations is as follows:

	September 28, 2007	December 31, 2006
ASSETS
Cash and cash equivalents	$ 1,120,688	$ 55,786
Client accounts and loans receivable	419,925	111,338
Available-for-sale securities, securities owned, banking	956,821	863,394
Other assets	55,924	14,508
Assets of discontinued operations	$ 2,553,358	$ 1,045,026
LIABILITIES
Accounts payable and accrued liabilities	$ 27,069	$ 6,349
Client deposits and related liabilities	2,316,199	931,397
Income taxes payable	1,294	573
Future income tax liabilities	(51,204)	-
Liabilities of discontinued operations	2,293,358	938,319
NON-CONTROLLING INTEREST	-	(17,361)
Book value of net assets of discontinued operations	$ 260,000	$ 124,068

Concurrent with the sale of Dundee Bank, DundeeWealth entered into a separate agreement pursuant to which DundeeWealth issued equity for aggregate proceeds of $348,348,000. Also in connection with the sale of Dundee Bank, DundeeWealth entered into a service agreement under which “white label” banking services will be made available to support DundeeWealth’s distribution of products through independent financial advisors across Canada.

Acquisition of DF Investments S.A.

In June 2007, a subsidiary of DundeeWealth acquired DF Investments S.A. (formerly VMR Fund Management SA), a fund management company with assets under management of approximately $69,000,000.  The aggregate cash purchase price was $1,319,000 of which $218,000 was allocated to the cost of the investment management contracts and $980,000 was recorded as goodwill.  The investment management contracts acquired have been determined to have an indefinite life and the related intangible asset is not subject to amortization.

Step Acquisition in DWM Inc. (“DWM”) by DundeeWealth

In February 2007, DundeeWealth purchased the 16.3% non-controlling interest in DWM previously held by Caisse de dépôt et placement du Québec (“CDP”) and DWM became a wholly-owned subsidiary of DundeeWealth.  As a result of the transaction, the shareholders’ agreement that was previously in place with respect to DWM was terminated.  DundeeWealth accounted for the transaction as a step acquisition of DundeeWealth’s interest in DWM and the aggregate purchase price, after elimination of the non-controlling interest, was allocated to net assets acquired based on their estimated fair value on the date of acquisition.

The aggregate purchase price was $330,995,000, being the sum of the $154,500,000 cash paid to the non-controlling shareholder, the value of the 11,000,000 common shares of DundeeWealth issued to the non-controlling shareholder, based on the trading price of the shares at the date of closing and transaction costs of $605,000.  The purchase price, as detailed in the following table, was assigned to the assets and liabilities acquired.  The investment management contracts have an indefinite life and are therefore not subject to amortization.

DUNDEE CORPORATION

Net assets acquired
Investment management contracts	$ 203,150
Other net assets	129,275
Future income tax liabilities	(67,040)
$ 265,385
Aggregate purchase price
Cash	$ 154,500
Common shares of Dundee Wealth	175,890
Transaction costs	605
$ 330,995
Excess of the purchase price over net assets acquired assigned to the value of goodwill	$ 65,610

Dilution Gains Resulting from Equity Transactions in Subsidiaries

DundeeWealth

During the first nine months of 2007, DundeeWealth completed several equity issuances, including the issuance of shares pursuant to the step acquisition in DWM and concurrent with the sale of Dundee Bank.  As a result of these transactions and other issuances of common shares of DundeeWealth pursuant to its share incentive arrangements, the Company's interest in the carrying value of DundeeWealth’s net assets was diluted from 62.9% at December 31, 2006 to approximately 45.3% at September 30, 2007.  The Company continues to hold more than 50% of the voting interest in DundeeWealth.

In accordance with Canadian GAAP, the Company is considered to have disposed of approximately 28% of its interest in DundeeWealth, resulting in a dilution gain of $133,563,000, of which $73,856,000 was recognized in the third quarter of this year.

Dundee Realty Corporation (“Dundee Realty”)

On August 31, 2007, the non-controlling shareholder of Dundee Realty exercised its option to acquire an additional 1.3% interest in Dundee Realty for $1,783,000.  The Company has recognized dilution gains of $297,000 in respect of equity issuances by Dundee Realty, including $91,000 recognized in the third quarter of this year.

Other Dilution Gains

The Company has recognized other dilution gains of $606,000 in connection with equity issuances in its resources subsidiary, including $180,000 earned in the third quarter of this year.

3.

CLIENT ACCOUNTS AND LOANS RECEIVABLE

	September 30, 2007	December 31, 2006
Client accounts, brokerage	$ 492,980	$ 233,971
Brokers' and dealers' balances	158,305	58,791
Securities borrowed	63,419	27,881
	$ 714,704	$ 320,643

DUNDEE CORPORATION

4.

AVAILABLE-FOR-SALE SECURITIES

Corporate Investments

	September 30, 2007	December 31, 2006
Marketable securities	$ 80,104	$ 83,929
Collateralized loan obligations and other structured products	90,678	-
Asset-backed commercial paper	340,561	-
Other portfolio investments	104,493	70,229
	615,836	154,158
Transitional adjustment (note 1)	-	33,831
	$ 615,836	$ 187,989

Asset-Backed Commercial Paper

Included in corporate investments, at September 30, 2007, is non-bank sponsored third party ABCP with a par value at maturity of $399,425,000.  These financial assets were originally purchased by Dundee Bank and were acquired by DundeeWealth prior to the sale of Dundee Bank (note 2).  The maturity dates for the ABCP range from August 14, 2007 to August 5, 2008.  At the date at which DundeeWealth originally acquired the investments, the ABCP were rated R-1 (High) by DBRS Limited (“DBRS”), which is the highest rating available for these financial instruments.

DBRS placed certain non-bank sponsored third party ABCP “Under Review with Developing Implications” following an announcement on August 16, 2007 that a consortium representing banks, asset providers and major investors had agreed in principle to a long-term proposal and interim agreement regarding non-bank sponsored third party ABCP (the “Montreal Proposal”).  It has been announced that the intention of the Montreal Proposal is, if accepted, to restructure the affected non-bank sponsored third party ABCP conduits as a result of which (i) the notes would be converted into floating rate notes (“FRN’s”) maturing no earlier than the scheduled termination dates of the underlying assets, and (ii) counterparties to leveraged transactions within the conduits would reformulate their triggers for the terms of the FRN’s to ensure that the conduits would not have to acquire additional collateral in the future or face the risk of leveraged transactions being unwound at less than asset value.  However, there can be no assurance that the Montreal Proposal will be accepted or achieve its intended results.  At September 30, 2007, all ABCP held by DundeeWealth was included in the Montreal Proposal.  A number of the parties which are part of the Montreal Proposal, whether ABCP conduits, investors or financial institutions have agreed to a standstill period in order to complete the restructuring plan.  The standstill period was initially scheduled to expire in mid-October 2007 but was at that time extended until December 14, 2007, at which time the Pan Canadian Committee (a committee consisting of a panel of major Montreal Proposal ABCP investors) expects to have proposals in place to restructure all of the conduits.  As an investor, DundeeWealth has agreed that until December 14, 2007, it will not take any action or enforce any of its rights in respect of each ABCP conduit and has preserved its rights to agree to the final proposal.

The ABCP investments held by DundeeWealth are considered “available for sale” financial instruments for accounting purposes and must be reported at their fair value.  Fair value is a function of the market’s perception of the risks associated with the asset.  At September 30, 2007, the ABCP is no longer liquid, may be subject to restructuring and the available information suggests that investors no longer perceive ABCP to be close to risk free as was the case prior to the August 2007 global “credit crunch” .  Furthermore, notwithstanding DundeeWealth’s involvement as a participant to the standstill provisions of the Montreal Proposal, it has not been privy to any information with respect to the underlying holdings within each ABCP conduit with which to calculate fair value.  Accordingly, DundeeWealth had to rely on estimates of comparable market valuations on both an asset class basis and a trust by trust basis to determine fair value for these financial instruments at September 30, 2007.  The only information that is available to calculate this estimate is general information as to the basic structure of the conduits, breakdowns of asset class and ratings from DBRS, including a DBRS pronouncement as at November 6, 2007 that credit quality of the underlying transactions remains high and its confirmation of R-1(High) ratings on all but one non-bank sponsored ABCP conduit.  Information, however, as to specific asset classes, actual underlying obligations within a specific asset class, transaction durations and for collateralized debt obligation transactions, trigger levels, leverage, attachment points and collateral is not available.  Therefore, DundeeWealth`s approach to estimating fair value consisted of a review of the asset classes, a review of the information concerning the particular conduits that it owns and a series of proxies and industry information in determining the values to be used for financial reporting.  Some observable market indices that were utilized in this approach included:  tracking the changes in spreads for the investment grade North American Credit Index and its European counterpart, obtaining pricing of CDO’s for asset backed securities and market prices for reference portfolios of various asset classes such as commercial mortgages, and other underlying asset classes such as lines of credit, equipment leases, auto leases and trade receivables.  This process has resulted in a fair value adjustment of $57,600,000 in the third quarter financial statements, which equates to approximately 15% of the par value of ABCP held.  However, this valuation technique is based on assumptions that may not be supported by observable market prices or rates.  This amount reflects an other-than-temporary impairment provision against ABCP investments at September 30, 2007 charged to earnings as opposed to comprehensive income because ABCP conduits have failed to meet their scheduled maturities and pay out interest payments during this standstill period.

DUNDEE CORPORATION

The fair value estimates of these financial instruments are dependent upon the likelihood, nature and timing of future restructurings under the terms of the Montreal Proposal.  There is no assurance that the pricing of these assets will not continue to decline in future periods, that the Montreal Proposal will successfully restructure ABCP conduits with the elimination of trigger events for leveraged transactions, or that following any potential restructuring, the conduits will trade at a higher market value.  Together with the fact that our valuation methodology was based on incomplete information, these estimates may change materially in subsequent periods.  Any future charges, if any, will be recorded as part of continuing operations as the ABCP investments are now held outside the banking business.

Collateralized Loan Obligations

At September 30, 2007, DundeeWealth held 27 positions in collateralized loan obligations (“CLO’s”), including U.S. dollar denominated CLO’s with a par value of US$88,550,000 and Euro denominated CLO’s with a par value of €15,500,000.  CLO’s are collateralized by a diversified portfolio of senior secured first-lien corporate loans.  Of the 27 positions held, five were rated BBB, 12 were rated as BB and the remaining 10 positions were investments in equity tranches.  During the first nine months of 2007, DundeeWealth recognized market depreciation of $25,928,000 in respect of this portfolio.  Components of the fair value decline include $17,177,000 in market price depreciation that was estimated using valuation models that are, in part, based on assumptions that may not be supported by observable market prices or rates and $8,751,000 in foreign exchange losses.  Changes in the fair value of DundeeWealth’s portfolio of CLO’s have been recorded in other comprehensive income as management does not believe the CLO’s are permanently impaired.  The realization of value may vary significantly depending on future market conditions.

5.

EQUITY ACCOUNTED INVESTMENTS

				September 30, 2007		December 31, 2006
	Period end		Non-		Year end
	Ownership	Listed	Quoted	Total	Ownership	Total

Breakwater Resources Ltd.	24%	$ 79,739	$ -	$ 79,739	18%	$ 60,417
Dundee Precious Metals Inc.	21%	97,253	-	97,253	21%	78,092
Dundee Real Estate Investment Trust	18%	95,777	-	95,777	20%	174,470
Other		5,867	4,187	10,054		8,364
		278,636	4,187	282,823		321,343
Transitional adjustment (note 1)		-	-	-		15,350

		$ 278,636	$ 4,187	$ 282,823		$ 336,693

The aggregate fair value of equity accounted investments as at September 30, 2007 is $572,652,000 (December 31, 2006 – $665,400,000).

DUNDEE CORPORATION

Dundee Real Estate Investment Trust ("Dundee REIT")

Units Held in Escrow

The Company's investment in Dundee REIT is partially held through limited partnership units of Dundee Properties Limited Partnership.  The limited partnership units are convertible at the Company's option, into publicly traded Dundee REIT units on a one-for-one basis, however, the Company has agreed that it would not exercise any conversion prior to January 1, 2008.  The Company has placed sufficient units of Dundee Properties Limited Partnership into escrow to meet its potential obligation to deliver up to a maximum of 360,000 units pursuant to the exchange feature of its outstanding exchangeable debentures (note 9).

Sale of Portfolio Assets of Dundee REIT to GE Real Estate

On August 24, 2007, Dundee REIT completed the sale of certain properties (the “Eastern Portfolio”) to GE Real Estate (“GE”) for aggregate consideration of $2.3 billion.  Dundee REIT continues to own a portfolio of office and industrial properties, primarily in Western Canada (the “Western Portfolio”).  On closing, Dundee REIT received cash of approximately $1.5 billion, which was subsequently utilized to redeem approximately 29.9 million Dundee REIT units.  In connection with the purchase transaction, GE acquired approximately 3.5 million Dundee REIT units, giving GE an approximate 16% interest in Dundee REIT.

The Company, together with the non-controlling shareholder of Dundee Realty, collectively elected to tender 3,873,594 Dundee REIT units pursuant to the transaction for which the Company received cash proceeds of $183,996,000.  As the Company tendered less than its proportionate share of Dundee REIT units relative to other unitholders, the Company’s interest in Dundee REIT increased from approximately 15% immediately prior to the transaction to approximately 18%.  As the redemption of units resulted in the Company increasing its ownership interest in Dundee REIT, the aggregate redemption proceeds have been applied against the carrying value of the Company’s investment in Dundee REIT.

GE entered into an asset management agreement pursuant to which Dundee Realty will provide asset management services to GE with respect to the Eastern Portfolio.  Concurrently, Dundee REIT entered into a separate asset management agreement with Dundee Realty pursuant to which Dundee Realty will provide asset management services to Dundee REIT in respect of the Western Portfolio.

The results of operations in respect of properties sold pursuant to the transaction with GE have been identified by Dundee REIT as discontinued operations and have been reported separately, with comparative amounts also reclassified as discontinued operations.  In accordance with accounting requirements, the Company has also recognized its share of these earnings as discontinued operations amounting to $97,136,000, including $98,456,000 recognized in the third quarter of the current year.

Investment in Dundee Precious Metals Inc. (“Dundee Precious”)

During the second quarter of 2007, Dundee Precious completed certain equity issuances.  The Company purchased 225,000 flow-through common shares of Dundee Precious at an aggregate cost of $2,756,000 and further acquired 1,051,000 special units of Dundee Precious at an aggregate cost of $11,036,000 pursuant to these issuances.  Each special unit purchased consists of one common share of Dundee Precious plus one-half of a common share purchase warrant of Dundee Precious.  Each full warrant entitles the holder to acquire a common share of Dundee Precious at $15.00 per share for a period of five years.

As a result of these equity issuances, the Company’s interest in Dundee Precious decreased marginally to 20.5%.  The Company accounted for this transaction as a partial disposition of its interest in Dundee Precious and recognized a dilution gain of $765,000.

DUNDEE CORPORATION

Step Acquisition in Breakwater Resources Ltd. ("Breakwater")

On March 2 and 14, 2007, the Company exercised an aggregate of 30,801,410 warrants to acquire the same number of common shares of Breakwater at $0.20 per share for a total cost of approximately $6,160,000.  As a result of the transactions, the Company's interest in Breakwater increased by approximately 6% from 18% to 24%.  The Company accounted for the transactions as a step acquisition of an equity accounted investee, with the aggregate purchase price allocated to Breakwater's underlying assets at their estimated fair value.  The net amounts assigned to identifiable net assets exceeded the cost of the purchase by approximately $15,955,000.  In accordance with Canadian GAAP, the excess has been notionally eliminated by an allocation on a pro-rata basis of the excess to mining properties and other non-current assets of Breakwater.

6.

INVESTMENT INCOME

	Three Months		Nine Months
for the period ended September 30,	2007	2006	2007	2006
Interest, dividends and foreign exchange	$ 9,543	$ 2,547	$ 16,521	$ 7,053
Realized investment gains	18,594	11,311	24,192	27,203
	28,137	13,858	40,713	34,256

Share of earnings of equity accounted investees	3,546	9,976	22,402	29,773
Gains from dilutions of interest in equity accounted investees	1,674	2,200	16,710	20,481
	5,220	12,176	39,112	50,254
	$ 33,357	$ 26,034	$ 79,825	$ 84,510

7.

GOODWILL AND OTHER INTANGIBLE ASSETS

			September 30, 2007	December 31, 2006
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Goodwill	$ 411,965	$ -	$ 411,965	$ 347,801
Investment management contracts	274,745	-	274,745	71,377
Funds under administration	21,739	7,092	14,647	15,624
Customer relationships	6,651	1,775	4,876	5,874
	$ 715,100	$ 8,867	$ 706,233	$ 440,676

During the first quarter of 2007, DundeeWealth reviewed the value of goodwill assigned to its international banking activities and determined that an impairment in value existed given current trends in net operating profit from these activities.  As a result, a goodwill impairment loss of $2,425,000 was charged to the consolidated statement of operations.

8.

CLIENT DEPOSITS AND RELATED LIABILITIES

	September 30, 2007	December 31, 2006
Client accounts, brokerage	$ 428,445	$ 206,994
Brokers' and dealers' balances	97,086	57,872
Securities loaned	53,739	-
Other	4,262	4,770
	$ 583,532	$ 269,636

DUNDEE CORPORATION

9.

CORPORATE DEBT

	September 30, 2007	December 31, 2006
Corporate
$10.6 million - 5.85% exchangeable unsecured subordinated debentures due June 30, 2015	$ 13,437	$ 82,186
$150 million - revolving term credit facility	-	92,492
Other	773	773
Subsidiaries
$500 million - revolving term credit facility, DundeeWealth	113,461	-
$100 million - revolving term credit facility, Dundee Realty	52,658	68,311
$22.3 million - revolving term credit facility, subsidiary of DundeeWealth	-	20,230
Series 1 preference shares, DundeeWealth	152,575	-
Real estate debt, Dundee Realty	140,639	156,494
Income trusts, subsidiary of DundeeWealth	3,392	3,579
Other	5	91
	476,940	424,156
Transitional adjustment on 5.85% exchangeable unsecured subordinated
debentures due June 30, 2015 (note 1)	-	(2,835)
	$ 476,940	$ 421,321

$10,638,000 – 5.85% Exchangeable Unsecured Subordinated Debentures

In accordance with Canadian GAAP, the carrying value of the Exchangeable Debentures is adjusted in the consolidated financial statements to reflect the market value of the underlying Dundee REIT units, provided that such adjustment does not result in a carrying value that is below the principal value of the Exchangeable Debentures outstanding.  The market value is determined based on the quoted market value of the Dundee REIT units at each period end.  Any change in the carrying value of the Exchangeable Debentures resulting from such adjustments will be recorded in consolidated net earnings even though the Company would continue to hold the offsetting Dundee REIT investment.

As at September 30, 2007, the market value of the Dundee REIT units underlying the outstanding Exchangeable Debentures resulted in the recognition of a year-to-date gain of $16,293,000 representing the reversal of previous periods’ recorded losses resulting from both decreases in the market value of the Dundee REIT units as well as decreases in the amount of Exchangeable Debentures outstanding since December 31, 2006.

During the first nine months of 2007, $54,727,000 of par value Exchangeable Debentures were surrendered for exchange in accordance with their terms.  In settlement, the Company delivered 1,839,530 Dundee REIT units and recognized a gain of $16,027,000 in investment income.

$150,000,000 – Revolving Term Credit Facility, Corporate

On August 24, 2007, the Company renewed its revolving term credit facility with a Canadian chartered bank.  As part of that renewal, the Company increased the amount available pursuant to the credit facility from $100,000,000 to $150,000,000 and extended the expiry date to August 30, 2008.  The credit facility provides for a tiered interest rate structure based on the Company’s public debt rating on its Debentures.  Based on the Company’s current debt rating, draws on the credit facility bear interest at the Company’s option, at a Canadian chartered bank’s prime lending rate, or Corporate Banker’s Acceptance rate plus 0.85%.  The Company is subject to a standby fee of 0.20% on unused amounts under the facility.

Amounts borrowed pursuant to the renewed credit facility are secured by a pledge of certain of the Company’s interest in common shares of DundeeWealth.  The pledge is limited to that number of common shares of DundeeWealth that, at fair value, provides two times coverage over amounts borrowed pursuant to the facility.  At September 30, 2007, there were no amounts borrowed pursuant to the facility.

DUNDEE CORPORATION

$500,000,000 – Revolving Term Credit Facility, Dundee Wealth

On February 15, 2007, DundeeWealth established a credit facility for a maximum of $350,000,000 with a Canadian chartered bank.  On August 17, 2007, DundeeWealth increased the maximum available pursuant to the credit facility to $500,000,000.  For Canadian dollar borrowings, the facility bears interest, at DundeeWealth’s option, at a rate per annum equal to either the bank’s prime lending rate or at the bank’s then prevailing bankers’ acceptance rate plus 0.80%.  For U.S. dollar borrowings, the facility bears interest, at DundeeWealth’s option, either at LIBOR plus 0.80% or at the bank’s prevailing U.S. base rate. Euro borrowings under the credit facility bear interest at EURIBOR plus 0.80%.  Unused amounts available under the facility are subject to a standby fee of 0.15% per annum.  The $22,300,000 revolving term credit facility was terminated as a condition precedent to the establishment of the current credit facility.

The credit facility is secured by a general security agreement over all the assets of DundeeWealth and certain of its subsidiaries.  If not extended by mutual agreement, the facility will convert into a non-revolving term credit facility in February 2008 and all amounts borrowed pursuant to the facility will be repayable four years after the date of the conversion to a non-revolving term credit facility.

The facility is subject to certain covenants, including maintaining minimum levels of assets under management and earnings, restrictions on the existence of secured indebtedness and restrictions on the disposition of assets in excess of a specified amount by certain subsidiaries.

At September 30, 2007, DundeeWealth had drawn $113,461,000 against this credit facility.

$100,000,000 Revolving Term Credit Facility, Dundee Realty

In the third quarter of 2006, Dundee Realty increased the limit on its revolving term credit facility with a Canadian chartered bank from $50,000,000 to $100,000,000.  The facility bears interest at prime plus 0.5% or at banker’s acceptance rates plus 2%.  The facility expires on February 24, 2008 and is secured by a general security agreement and a first charge against certain properties in Western Canada.  At September 30, 2007, $52,658,000 had been borrowed pursuant to the credit facility.

Issuance of Preference Shares by DundeeWealth

On March 13, 2007, and April 12, 2007, DundeeWealth issued 6,000,000 and 225,000 4.75% cumulative redeemable first preference shares, series 1 (“DundeeWealth Series 1 Shares”), respectively, at a price of $25 per DundeeWealth Series 1 Share.  These shares rank in priority to the common and special shares outstanding of DundeeWealth and rank pari passu with other first preference shares of DundeeWealth with respect to the payment of dividends and the distribution of assets on the dissolution, liquidation or winding-up of DundeeWealth.  These shares entitle the holder to a fixed preferential cumulative dividend at the rate of 4.75% per annum, payable quarterly.  The DundeeWealth Series 1 Shares are generally non-voting, except in limited circumstances.

These shares may be redeemed at the option of DundeeWealth, at any time after March 13, 2007 at a price per share which declines over time in accordance with the terms of the shares from $27.25 per share if such share is redeemed prior to March 13, 2008 to $25.00 per share if such share is redeemed after March 13, 2016 (the “Redemption Price Schedule”).

DundeeWealth may convert the DundeeWealth Series 1 Shares to its common shares at any time after March 13, 2007, subject to regulatory approval.  The DundeeWealth Series 1 Shares will be converted on the basis of one DundeeWealth Series 1 Share for that number of common shares that is equal to the redemption price at the time of the conversion determined in accordance with the Redemption Price Schedule divided by the current market price of DundeeWealth’s common shares, determined in accordance with a formula.

DUNDEE CORPORATION

Any redemption or conversion of the DundeeWealth Series 1 Shares prior to March 13, 2012 is limited to circumstances where such shares are entitled to vote separately as a class or series by law.

DundeeWealth may, at any time, purchase the DundeeWealth Series 1 Shares for cancellation, which purchase may occur in the open market, by private placement or otherwise.  DundeeWealth Series 1 Shares are retractable by the holder at any time after March 13, 2017 for cash of $25.00 per share.

Real Estate Debt, Dundee Realty

Real estate debt is divided among mortgages on revenue properties, land servicing loans, vendor take back financing of land purchases and housing construction loans.  Real estate debt is generally secured by charges on specific properties to which the debt relates.

10.

PREFERENCE SHARES

Issued and Outstanding

(in thousands of dollars, except for number of shares)
					Number
					of Shares	Amount
PREFERENCE SHARES:
	First Series:
		Series 1
			Outstanding December 31, 2006		6,000,000	$ 150,000
			Transitional amounts, net of amortization (note 1)
			Issue costs	$ (4,504)
			Premium	1,236		(3,268)
						146,732
			Amortization of issue costs			356
			Amortization of premium			(155)
Total Preference Shares Issued and Outstanding September 30, 2007					6,000,000	$ 146,933

11.

SHARE CAPITAL

Issued and Outstanding

(in thousands of dollars, except for number of shares)
	SUBORDINATE SHARES		CLASS B SHARES		TOTAL
	Number	Amount	Number	Amount	Number	Amount
Total Share Capital
Outstanding December 31, 2006	72,182,235	$ 281,679	3,120,987	$ 8,170	75,303,222	$ 289,849
Issued (redeemed) during the period
ended September 30, 2007
Issuance of shares under the
share incentive plan	2,707	53	-	-	2,707	53
Options exercised	219,000	1,939	-	-	219,000	1,939
Conversion from Class B Shares
to Subordinate Shares	324	1	(324)	(1)	-	-
Total Share Capital
Outstanding September 30, 2007	72,404,266	$ 283,672	3,120,663	$ 8,169	75,524,929	$ 291,841

Stock Split

At the annual meeting of shareholders of the Company held on June 20, 2007, shareholders approved a three-for-one stock split of the Company’s class A subordinate voting shares and class B common shares with the result that each holder of a class A subordinate voting share or class B common share of the Company on July 6, 2007 was issued two additional shares of the same class for each class A subordinate voting share or class B common share held.  The stock split did not alter the rights of such holders or the relative voting rights attached to each class of shares.  All prior period share capital information and applicable share and per share amounts have been retrospectively adjusted to reflect the split.

DUNDEE CORPORATION

Share Option Plan

In the first nine months of 2007, the Company issued 219,000 shares on the exercise of options at an average exercise price of $7.85 per share.

Deferred Share Unit Plan

During the first nine months of 2007, the Company granted 32,901 deferred share units (DSU’s) under the terms of its deferred share unit plan.  As at September 30, 2007, there were 358,752 DSU’s outstanding.

12.

EARNINGS PER SHARE

(in thousands of dollars, except weighted average number of shares outstanding and per share amounts)
		Three Months		Nine Months
For the three and nine months ended September 30,	2007	2006	2007	2006
Net earnings available to Subordinate Shareholders and Class B Shareholders
Continuing operations	$ 108,567	$ 2,976	$ 223,554	$ 55,759
Discontinued operations	$ 23,542	$ 324	$ 22,368	$ 2,094

Weighted average number of shares outstanding	75,469,625	75,252,415	75,368,221	75,144,324

Basic earnings per share
Continuing operations	$ 1.44	$ 0.04	$ 2.97	$ 0.74
Discontinued operations	$ 0.31	$ 0.00	$ 0.30	$ 0.03
Basic earnings per share	$ 1.75	$ 0.04	$ 3.27	$ 0.77

Effect of dilutive securities to available net earnings
Continuing operations	$ 1,198	$ (54)	$ 3,591	$ (1,699)
Discontinued operations	$ 7,758	$ 130	$ 7,711	$ 310

Effect of dilutive securities to weighted average number of shares outstanding	10,957,366	2,510,650	11,503,111	2,666,895

Diluted earnings per share
Continuing operations	$ 1.27	$ 0.04	$ 2.61	$ 0.69
Discontinued operations	$ 0.36	$ 0.00	$ 0.35	$ 0.03
Diluted earnings per share	$ 1.63	$ 0.04	$ 2.96	$ 0.72

13.

STOCK BASED COMPENSATION

Details of the Company’s share incentive plan components are disclosed in note 15 to the 2006 Audited Consolidated Financial Statements.  The following table details the recognition of stock based compensation expense and the issuance of shares under the Company’s share incentive plan during the three and nine months ended September 30, 2007 and 2006.

	Nine months ended September 30, 2007			Nine months ended September 30, 2006
	Number			Number
	of	Employee	Compensation	of	Employee	Compensation
	Shares	Contributions	Expense (ii)	Shares	Contributions	Expense (ii)
Dundee Corporation
Share option plan	219,000	$ 1,720	$ -	612,438	$ 3,282	$ -
Stock option expense over vesting period (i)	-	-	636	-	-	762
Deferred share unit plan	-	-	555	11,379	-	568

Stock based compensation in subsidiaries
before adjusting for non-controlling interest			11,758			11,430
Share of stock based compensation
in equity accounted investees			744			1,034
			$ 13,693			$ 13,794

DUNDEE CORPORATION

	Three months ended September 30, 2007			Three months ended September 30, 2006
	Number			Number
	of	Employee	Compensation	of	Employee	Compensation
	Shares	Contributions	Expense (ii)	Shares	Contributions	Expense (ii)
Dundee Corporation
Share option plan	219,000	$ 1,720	$ -	35,500	$ 619	$ -
Stock option expense over vesting period (i)	-	-	214	-	-	310
Deferred share unit plan	-	-	202	11,379	-	307

Stock based compensation in subsidiaries
before adjusting for non-controlling interest			4,743			3,741
Share of stock based compensation
in equity accounted investees			226			172
			$ 5,385			$ 4,530

(i)

The Company recognizes the fair value of stock options over the applicable vesting period as an increase to compensation expense and an increase in contributed surplus.  When options are exercised, the proceeds received, together with the amount previously accrued to contributed surplus, are added to common share capital.  No expense is recognized for stock options granted before January 1, 2003.

(ii)

Stock based compensation tables above do not include amounts related to the share loan plan of subsidiaries, other acquisition related deferred share- based amounts or share purchase plans.  Expenses related to these arrangements, including stock based compensation as described above, is included in selling, general and administrative expense in the respective business segments.

Share Loans Receivable in Subsidiaries

Since December 31, 2006, the Company’s wealth management subsidiary extended loans of $39,879,000 to individual employees to purchase common shares of the subsidiary pursuant to the terms of its share loan plan.  The subsidiary will recognize one third of the share loan amount as compensation expense over a three year term.  Aggregate compensation expense in respect of the share loan plan was $1,599,000 during the nine months ended September 20, 2007.

14.

CONTINGENCIES AND COMMITMENTS

Other than as noted below, there have been no substantive changes to the description and nature of contingencies and commitments from those described in note 16 to the 2006 Audited Consolidated Financial Statements.

Shareholders’ Agreement in Respect of DundeeWealth

On September 28, 2007, the Company and Bank of Nova Scotia ("Scotiabank") entered into a shareholders’ agreement in respect of their interest in DundeeWealth.  The agreement was entered into concurrently with the transaction of the same date pursuant to which Scotiabank made an investment in DundeeWealth, purchasing an 18% interest in DundeeWealth`s equity including 300,000 common shares of DundeeWealth from treasury and 27,000,000 special non-voting shares of DundeeWealth.  Pursuant to the terms of the agreement, the Company and Scotiabank obtained pre-emptive rights in connection with issuances of equity by DundeeWealth.  In addition, "right of first offer" provisions between the Company and Scotiabank are included in the agreement which provide to each party a first right to purchase shares of DundeeWealth which the other shareholder wishes to sell.  These are subject to certain "right to match" provisions if the parties do not initially agree on a sale transaction and the seller receives an offer from a third party.  Scotiabank has also agreed to customary "standstill" restrictions that prohibit Scotiabank`s acquisition of more than a 20% interest in DundeeWealth and has agreed that it will not vote or not vote against the election by the Company of a majority of directors of DundeeWealth.

DUNDEE CORPORATION

Commitments in Respect of Eurogas Corporation (“Eurogas”)

In September 2007, the Company provided a commitment letter to its 51% owned subsidiary, Eurogas, in respect of its Spanish subsidiary, committing to either arranging for or providing financing of €45,000,000 for Eurogas until the projected completion of project financing (the “Financial Close”) for the Castor Project in April 2008, and for the final equity requirement of the project financing of €25,000,000 at Financial Close, if then required, subject to the grant of all necessary  project approvals, licences and permits on a timely basis, including the exploitation concession.  Eurogas has also recently announced that it intends to raise equity by way of a rights offering.  Subject to regulatory approvals and final determination of pricing, the Company has agreed to provide Eurogas with a commitment to purchase all of the common shares offered pursuant to the rights offering not otherwise exercised, the proceeds of which will reduce the obligation of the Company under the commitment letter.

15.

SEGMENTED INFORMATION

Segmented earnings for the nine months ended September 30, 2007 and 2006

	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
For the nine months ended September 30,	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
SEGMENTED OPERATIONS
Revenues	$ 688,780	$ 570,255	$ 250,150	$ 135,423	$ 3,155	$ 2,747	$ 15,942	$ 15,247	$ (10,858)	$ (5,939)	$ 947,169	$ 717,733
Expenses	623,203	517,660	166,546	106,314	8,627	2,750	24,284	28,787	(13,312)	(8,393)	809,348	647,118
OPERATING EARNINGS (LOSS)	65,577	52,595	83,604	29,109	(5,472)	OPERATING EARNINGS (LOSS)	65,577	52,595	83,604	29,109	(5,472)	70,615
Equity earnings	-	-	18,474	18,932	20,541	30,764	97	558	-	-	39,112	50,254
EARNINGS (LOSS) BEFORE
UNDERNOTED ITEMS	65,577	52,595	102,078	48,041	15,069	30,761	(8,245)	(12,982)	2,454	2,454	176,933	120,869
Gain (Loss) on Exchangeable Debentures							16,293	(15,062)	-	-	16,293	(15,062)
Non-controlling interest	(16,041)	(17,718)	(11,969)	(2,780)	989	825	-	-	-	-	(27,021)	(19,673)

	49,536	34,877	90,109	45,261	16,058	31,586	8,048	(28,044)	2,454	2,454	166,205	86,134
NON-SEGMENTED ITEMS
Dilution gains											134,466	3,260
Income tax provision											(77,117)	(33,635)
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	49,536	34,877	90,109	45,261	16,058	31,586	8,048	(28,044)	2,454	2,454	223,554	55,759
Loss from discontinued operations, net of tax
and non-controlling interest	(74,768)	(2,838)	-	-	-	-	-	-	-	-	(74,768)	(2,838)
Share of earnings from discontinued operations of
Dundee REIT, net of tax	-	-	97,136	4,932	-	-	-	-	-	-	97,136	4,932
	$ (25,232)	$ 32,039	$ 187,245	$ 50,193	$ 16,058	$ 31,586	$ 8,048	$ (28,044)	$ 2,454	$ 2,454	$ 245,922	$ 57,853

Segmented earnings for the three months ended September 30, 2007 and 2006

	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
For the three months ended September 30,	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
SEGMENTED OPERATIONS
Revenues	$ 225,863	$ 178,377	$ 101,768	$ 41,099	$ 2,793	$ 2,460	$ 8,292	$ 8,509	$ (5,144)	$ (2,894)	$ 333,572	$ 227,551
Expenses	205,575	172,770	62,406	34,523	2,858	1,211	7,308	10,726	(5,962)	(3,712)	272,185	215,518
OPERATING EARNINGS (LOSS)	20,288	5,607	39,362	6,576	(65)	1,249	984	(2,217)	818	818	61,387	12,033
Equity earnings	-	-	4,797	1,910	423	10,051	-	215	-	-	5,220	12,176
EARNINGS (LOSS) BEFORE
UNDERNOTED ITEMS	20,288	5,607	44,159	8,486	358	11,300	984	(2,002)	818	818	66,607	24,209
Gain (Loss) on Exchangeable Debentures	-	-	-	-	-	-	13,977	(15,062)	-	-	13,977	(15,062)
Non-controlling interest	(5,080)	(1,865)	(6,655)	(315)	224	166	-	-	-	-	(11,511)	(2,014)

	15,208	3,742	37,504	8,171	582	11,466	14,961	(17,064)	818	818	69,073	7,133
NON-SEGMENTED ITEMS
Dilution gains											74,127	2,098
Income tax provision											(34,633)	(6,255)
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	15,208	3,742	37,504	8,171	582	11,466	14,961	(17,064)	818	818	108,567	2,976
Loss from discontinued operations, net of tax
and non-controlling interest	(74,914)	(1,186)	-	-	-	-	-	-	-	-	(74,914)	(1,186)
Share of earnings from discontinued operations of Dundee REIT, net of tax
	-	-	98,456	1,510	-	-	-	-	-	-	98,456	1,510
	$ (59,706)	$ 2,556	$ 135,960	$ 9,681	$ 582	$ 11,466	$ 14,961	$ (17,064)	$ 818	$ 818	$ 132,109	$ 3,300

DUNDEE CORPORATION

Segmented assets as at September 30, 2007 and December 31, 2006

	Wealth						Other Investments and
SEGMENTED ASSETS	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Cash and cash equivalents	$ 57,934	$ 128,759	$ 21,411	$ 19,081	$ 8,281	$ 18,824	$ 109,093	$ 27,868	$ -	$ -	$ 196,719	$ 194,532
Goodwill	402,929	338,766	-	-	-	-	9,036	9,035	-	-	411,965	347,801
Other assets	2,285,927	1,946,163	610,074	664,806	156,398	252,674	262,816	143,458	-	-	3,315,215	3,007,101
TOTAL ASSETS	$ 2,746,790	$ 2,413,688	$ 631,485	$ 683,887	$ 164,679	$ 271,498	$ 380,945	$ 180,361	$ -	$ -	$ 3,923,899	$ 3,549,434

16.

INCOME TAXES

The consolidated income tax provision from continuing operations for the first nine months of 2007 was $77.1 million, giving rise to an effective income tax rate of 40%. This rate is higher than the combined Canadian federal and provincial statutory income tax rate of 36% due to the non-tax deductibility of certain items, including stock based compensation, preferred share dividend payments categorized as interest for accounting purposes and goodwill written off during the first quarter of 2007 which is partially offset by the recognition of non-taxable equity earnings.

17. FUTURE ACCOUNTING CHANGES

Capital Disclosures

In December 2006, the CICA issued a new accounting standard, section 1535 “Capital Disclosures”, which requires an entity to provide both qualitative and quantitative disclosures which will enable users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital.  This new standard will be effective for the Company on January 1, 2008.

Financial Instruments

In December 2006, the CICA issued two new accounting standards, section 3862 “Financial Instruments – Disclosures” and section 3863 “Financial Instruments – Presentation”.  These new sections enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks.  These new standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, although the standards permit early adoption.  The Company is currently evaluating the implications of implementing these new standards on an early adoption basis.

DUNDEE CORPORATION